SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS TO BE HELD ON APRIL 26, 2019

INDEX

1.      Message from the Co-Chairman of the Board of Directors

2.      General Information – Procedures and Deadlines

3.      Call Notice

4.      Information Regarding the Matters in the Agenda

4.1       Annual Shareholders’ Meeting

4.2       Extraordinary Shareholders’ Meeting

4.3       Documents Published to the Shareholders

5.      Exhibit - Management Proposal

1.                       MESSAGE FROM THE CO-CHAIRMAN OF THE BOARD OF DIRECTORS

Sao Paulo, March 26, 2019.

To the Shareholders,

We are delighted to invite you to read our Manual for the Annual and Extraordinary Shareholders’ Meetings.

The main matters in the agenda for the Shareholders’ Meetings are, in short: in the Annual Shareholders’ Meeting, (i) analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2018; (ii) allocation of the net profits for the year ended December 31, 2018; (iii) election of the members of the fiscal council and their respective alternates; (iv) establishment of the overall compensation of the management and the members of the fiscal council for year 2019; and, in the Extraordinary Shareholders’ Meeting, (v) amendment to the main provisions of articles 5 and 16 of the company’s By-laws. The Call Notice included in the item 3 of this Manual describes in detail the matters included in the agenda for the Shareholders’ Meetings. Additional Information may be found in the Management Proposal, an exhibit to this Manual.

We encourage the presence of all shareholders in our Annual and Extraordinary Shareholders’ Meetings to be held, cumulatively, on April 26, 2019, at 2pm at the Company’s headquarters.

Sincerely,

Victorio Carlos De Marchi

2.                       GENERAL INFORMATION – PROCEDURES AND DEADLINES

The participation of the shareholders in the Shareholders’ Meetings of the Company is of great importance. The Annual Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least one fourth of the voting capital. The Extraordinary Shareholders’ Meeting, which will resolve upon the amendment to the Company’s by-laws, will be declared open upon a first call with the attendance of shareholders representing at least two thirds of the voting capital. We note that, should there not be sufficient quorum for declaring the Shareholders’ Meetings open, a new call will take place. Upon a second call, the Shareholders’ Meetings will be declared open with any number of shareholders.

The participation of the shareholders may be in person, by proxy or by distance voting.

2.1.                 IN PERSON

The shareholders willing to participate in person in the Shareholders’ Meetings shall be present at 2:00 pm on April 26, 2019, at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, with the following documents:

2.1.1.           Individuals

• for individuals: identity document with photo of the shareholder (Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association); e

• statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the Shareholders’ Meetings, for the shareholders taking part in the B3 S.A. – Brasil, Bolsa, Balcão Registered Stocks Fungible Custody.

2.1.2.           Legal Entities

• (a) last consolidated by-laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s); and

• statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the Shareholders’ Meetings, for the shareholders taking part in the B3 S.A. – Brasil, Bolsa, Balcão Registered Stocks Fungible Custody.

2.1.3.           Investment Funds

• (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s); and

• statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the Shareholders’ Meetings, for the shareholders taking part in the B3 S.A. – Brasil, Bolsa, Balcão Registered Stocks Fungible Custody.

2.2.                 PROXY

The shareholders may be represented at the Shareholders’ Meetings by a proxy designated within the previous year, pursuant to paragraph 1, article 126 of Law No. 6,404/76. To take part in the Shareholders’ Meetings, a shareholder representative must bear a document proving his respective powers to attend the Shareholders’ Meetings

The Company requires that the documents have its signatures certified by a notary public and by an embassy or consulate and are translated by a sworn translator, as the case may be. The company does not accept electronic proxies.

The Company requires that, if possible, the powers of attorney with special powers of representation in the general meeting are filed in the Company’s head-office within three (3) business days of the date of the Shareholders’ Meetings, to the attention of Mrs. Letícia Rudge Barbosa Kina.

2.3.                 DISTANCE VOTING

The shareholder that elects to exercise its distance voting right shall send the documents below directly to the Company at Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores):

(i)            distance voting instrument concerning the general meeting, duly filled out, with all its pages initialed and signature certified by a notary;

(ii)          statement containing their respective stock ownership; and

(iii)        certified copy of the following documents:

•      for individuals: identity document with photo of the shareholder;

•      for legal entities: (a) last consolidated by-laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s);

•      for investment funds: (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

In relation to the documents indicated in items (i) to (iii) above, the Company requires that the signatures are certified by a notary public and by an embassy or consulate and that the documents are translated by a sworn translator, as the case may be.

The distance voting instruments, along with their respective documentation, will only be considered if received by the Company, in good order and in compliance with the provisions above, within three (7) days of the date of the date of the Shareholders’ Meetings. Pursuant to Article 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

In addition to the possibility of distance voting by sending the distance voting instrument directly to the Company, the shareholders can send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i) the shareholder’s custodian, if the shares are deposited in a central depository; or

(ii) Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depository.

If the shareholder wishes to include proposals for resolution or candidates to be members of the board of directors or the fiscal council in the distance voting instruments, it will be required to send such proposals by mail to Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 21-M of CVM Instruction 481/09) and the status and interest of the shareholder, within the terms and in the manner established in the applicable regulation.

3.                       CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 26, 2019, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)	Ordinary General Meeting:
(i)	analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2018;
(ii)

allocation of the net profits for the fiscal year ended December 31, 2018 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended on December 31, 2018, approved by the Board of Directors at meetings held on May 15th, 2018 and December 3rd, 2018;

(iii)	election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2020; and
(iv)	establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2019.
(b)	Extraordinary General Meeting:
(i)	approve the amendment of the Company's bylaws to:
(a)	to amend the heading of article 5th, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit; and
(b)

to amend the heading of article 16, in order to reduce the maximum number of effective members of the Board of Directors and their respective alternates from 15 (fifteen) to 11 (eleven), in order to reflect the reality of the composition of the Company's Board of Directors in recent years, to ensure the quality of discussions within the said body is maintained and to facilitate effective and timely decision-making; and

(c)	to consolidate the Company's by-laws.

General Information:

-       On February 28th, 2019 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2018; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM by means of its information system Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (www.b3.com.br) and CVM (www.cvm.gov.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Mrs. Letícia Rudge Barbosa Kina, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the B3 S.A. – Brasil, Bolsa Balcão Registered Stocks Fungible Custody that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

4.                       INFORMATION REGARDING THE MATTERS IN THE AGENDA

4.1.                 Annual Shareholders’ Meeting

(i)                             analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2018;

The annual management report and the financial statements for the fiscal year ended December 31, 2018, together with the report of the independent accountant’s opinion and the Fiscal Council’s opinion were published on February 28, 2019 on the Valor Econômico newspaper and the Official Gazette of the State of São Paulo.

The documents below are available to the shareholders on the Company’s headquarters, on the Company’s website (www.ri.ambev.com.br) and on websites of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) and the B3 S.A. -Brasil, Bolsa, Balcão through the Periodical Information System (www.b3.com.br):

•   Annual Management Report;

•   Financial Statements;

•   Management comments about the financial situation of the Company, pursuant to item 10 of the Formulário de Referência and under CVM Instruction No. 481/09, which are also included in the Management Proposal (Exhibit to this Manual); e

•   Report of the Independent Accountant’s Opinion.

(ii)                           allocation of the net profits for the year ended December 31, 2018, and ratification of the payments of dividends and interest on own capital for the year ended December 31, 2018, approved by the Board of Directors at meetings held on May 15, 2018 and December 3, 2018;

The net profits of the Company for the year ended December 31, 2018 was R$11,024,678,005.26. The management of the company proposes that the net profits for the Fiscal Year ended December 31, 2018 be allocated as indicated below and as defined in detail in the Management Proposal (Exhibit to this Manual)

It is further proposed by the Company’s management to ratify the payments of dividends and interest on own capital for the year ended December 31, 2018, approved by the Board of Directors at meetings held May 15, 2018 and December 3, 2018.

Net Profits	R$ 11,024,678,005.26
Amount allocated to the Tax Incentives Reserve	R$ 1,331,526,295.24
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2018	R$ 7,545,608,313.44
Amount allocated to the Investments Reserve(1)	R$ 5,442,332,002.26

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$75,880,674.41; (ii) impact of the adoption of IFRS 15 in the amount of R$ (355,382,291.78); (iii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3,544,180,000.00; (iv) tax incentive reserve in the amount of R$ (1,331,526,295.24), and (v) expired dividends in the amount of R$30,110,223.05, as detailed in the Management Proposal (Exhibit to this Manual).

(iii)                         election of the members of the Fiscal Council and their respective alternates for a term of office ending at the Annual Shareholders’ Meeting to be held in 2020, pursuant to the Company's by-laws;

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Company Slate”:

(i) election of Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as a regular member of the Fiscal Council of the Company, to take office as a regular member of the Fiscal Council of the Company; (ii) by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/MF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as a regular member of the Fiscal Council of the Company; (iii) by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/MF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; (iv) by reelection, Ary Waddington, Brazilian, married, economist, bearer of Identity Card No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/MF under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company;

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council, (i) by reelection, Mr. Aldo Luiz Mendes, Brazilian citizen, divorced, bank employee and economist, bearer of Identity Card RG No. 468.756 SSP/DF, enrolled with the CPF/MF under No. 210.530.301-34, resident and domiciled in the City of Brasília, in the Federal District, to take office as a regular member of the Company's Fiscal Council; and (ii) by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/MF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company's Fiscal Council.

The information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in the Management Proposal (Exhibit to this Manual).

(iv)                          Establishment of the overall Compensation of the Management and the members of the Fiscal Council for year 2019

The management proposes that the overall compensation for the year 2019 (that is, between January 1st, 2019 and December 31, 2019) be established in the global amount of up to R$101,728,287.00.

As far as the overall compensation of the Fiscal Council is concerned, for the year 2019 (that is, between January 1st, 2019 and December 31, 2019), we propose that the establishment the global amount of up to R$2,146,762.00, with the compensation of the alternate members corresponding to half of the amount received by the sitting members, which is in compliance with Law No. 6404/76.

The information required for the necessary analysis of the Proposal presented on the compensation of the Management and the Fiscal Council is set forth in the Management Proposal (Exhibit to this Manual).

4.2.                 Extraordinary Shareholders’ Meeting

(v)                            Amendment of the By-laws of the Company to:

(a)                        Amend to the Main Provision of Article 5 of the Company’s By-Laws, in order to reflect the capital increases approved by the Board of Directors, within the capital limit until the date of the Shareholders’ Meeting;

The management proposes that the amendment of the main provision of article 5 of the Company’s by-laws, be approved to reflect the increases of capital approved within the capital limit approved by the Board of Directors of the Company at meetings held on March 26, 2018 and March 25, 2019.

If the Proposal is approved, the Company’s capital stock described in the main provision of article 5 of the Company’s By-laws shall become R$57,798,844,242.20, divided in 15,726,842,297 registered common shares, with no par value. Thus, we propose that the main provision of article 5 of the Company’s by-laws, which provides for the Company’s capital stock, be amended, as follows:

Current Writing	Proposed Writing
Article 5 – The Capital Stock is R$57,508,839,341.45, divided in 15,699,508,401 registered common shares, with no par value.	Article 5 – The Capital Stock is R$57,798,844,242.20, divided in 15,726,842,297 registered common shares, with no par value.

(b)                     Amend the Main Provision of Article 16 of the Company’s By-Laws, in order to reduce the maximum number of sitting members of the Board of Directors and the respective alternates from fifteen (15) to eleven (11), so that it reflects reflect the reality of the composition of the Company’s Board of Directors in recent years and to ensure that the quality of the discussions within such body is maintained, facilitating the effective and timely decision-making; and

The management proposes that the maximum number of sitting members of the Board of Directors and the respective alternates be reduced from fifteen (15) to eleven (11). This proposal aims at reflecting the reality of the composition of the Company’s Board of Directors in recent years, ensuring that the quality of the discussions within such body is maintained, and facilitating the effective and timely decision-making. If this proposal is approved, the article 16, main provision, of the Company’s by-laws shall read as follows:

Current Writing	Proposed Writing

Article 16 – The Board of Directors shall comprise of three (3) to fifteen (15) sitting members, and there may be from two (2) to fifteen (15) alternates, whether or not specifically bound to a sitting Director, who shall be elected by the General Meeting and may be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Article 16 – The Board of Directors shall comprise of three (3) to eleven (11) sitting members, and there may be from two (2) to eleven (11) alternates, whether or not specifically bound to a sitting Director, who shall be elected by the General Meeting and may be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

(c)                     Restatement of the Company’s By-laws.

In order to reflect the foregoing amendments, the Company’s management proposes the restatement of the Company’s by-laws, under the terms of the Managements’ Proposal exhibit to this Manual.

4.3.                 Documents published to the shareholders

The following documents were published on February 28th, 2019 on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2018; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM by means of its information system Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and CVM (www.cvm.gov.br).

5.                       EXHIBIT

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

MARCH 26, 2019

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 26, 2019, at 2:00 p.m. (“Proposal”):

A. Annual Shareholders’ Meeting:

1.         Analysis of the management accounts, with examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2018.

We propose the approval of the management accounts and financial statements for the fiscal year ended December 31, 2018, as published on February 28, 2019 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. -Brasil, Bolsa, Balcão through the Periodical Information System, the Company’s website (ri.ambev.com.br) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”).

We stress that, pursuant to Article 9, item III, of CVM Instruction Nº 481 on December 17, 2009 (“CVM Instruction Nº 481/09”), the information set forth in Exhibit A.I of this Proposal, reflects our comments on the financial status of the Company.

2.         Allocation of the net profits for the year ended December 31, 2018, and ratification of the payments of dividends and interest on own capital for the year ended December 31, 2018, approved by the Board of Directors at meetings held on May 15, 2018 and December 3, 2018.

We propose that the net profits for the Fiscal Year ended December 31, 2018 be allocated as indicated below and as defined in detail in Exhibit A.II of this Proposal, drawn up in compliance with Article 9, sole paragraph, Item II, of CVM Instruction No. 481/09. It is further proposed to ratify the payments of dividends and interest on own capital for the year ended December 31, 2018, approved by the Board of Directors at meetings held May 15, 2018 and December 3, 2018.

Net Profits	R$ 11,024,678,005.26
Amount allocated to the Tax Incentives Reserve	R$ 1,331,526,295.24
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2018	R$ 7,545,608,313.44
Amount allocated to the Investments Reserve(1)	R$ 5,442,332,002.26

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$75,880,674.41; (ii) impact of the adoption of IFRS 15 in the amount of R$ (355,382,291.78); (iii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3,544,180,000.00; (iv) tax incentive reserve in the amount of R$ (1,331,526,295.24), and (v) expired dividends in the amount of R$30,110,223.05, as detailed in Exhibit A.II.

3. Election of the members of the Fiscal Council and their respective alternates for a term of office ending at the Annual Shareholders’ Meeting to be held in 2020, pursuant to the Company's bylaws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, who will compose the “Controlling Company Slate”:

(i) election of Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as a regular member of the Fiscal Council of the Company; (ii) by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as a regular member of the Fiscal Council of the Company; (iii) by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and (iv) by reelection, Ary Waddington, Brazilian, married, economist, bearer of Identity Card No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/ME under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company;

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6404/76 informed the Company's management that it will appoint for the position of members of the Fiscal Council, (i) by reelection, Mr. Aldo Luiz Mendes, Brazilian citizen, divorced, bank employee and economist, bearer of Identity Card RG No. 468.756 SSP/DF, enrolled with the CPF/ME under No. 210.530.301-34, resident and domiciled in the City of Brasília, in the Federal District, to take office as a regular member of the Company's Fiscal Council; and (ii) by reelection, Mr. Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction No. 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Exhibit A.III of this Proposal.

4.         Establishment of the overall Compensation of the Management and the members of the Fiscal Council for year 2019.

We propose that the overall compensation for the year 2019 (that is, between January 1, 2019 and December 31, 2019) be established in the global amount of up to R$ 101,728,287.00.

Pursuant to CVM’s instruction (item 3.4.5 of Directive Release/CVM/SEP/No. 03/2019 – “Release”), the global compensation amount of the management to be approved in an Annual Shareholders’ Meeting pursuant to Article 152 of Law No. 6404/76 must include, in addition to the short term fixed and variable compensation of the management, the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant in the year. Therefore, we clarify that the global compensation amount of the management includes (i) the expenses associated to the recognition of the fair value of the stock options that the Company intends to grant this year, based on the Company’s Stock Option Plan, dated June 30, 2013, and (ii) the expenses associated to recognition of the fair value of the compensation based on shares that the Company intends to conduct this year, based on the Share-Based Compensation Plan, dated April 29, 2016, both cases with the accounting and non-financial effects provided for in CPC 10.

As far as the overall compensation of the Fiscal Council is concerned, for the year 2019 (that is, between January 1, 2019 and December 31, 2019), we propose the fixation of the global amount of up to R$ 2,146,762.00, with the compensation of the alternate members corresponding to half of the amount received by the effective members, which is in compliance with Law No. 6404/76.

We inform that the amounts paid out as overall compensation for the Management and members of the Fiscal Council of the Company for Fiscal Year 2018 were R$ 54,874,293.00 and R$ 1,789,560.00, respectively. Such amounts are lower than the limits approved by the Annual Shareholders’ Meeting held on April 27, 2018, of R$ 83,292,928.00 for the management and of R$ 2,041,187.00 for the members of the Fiscal Council. The difference between the limits approved by the Annual Shareholders’ Meeting held on April 27, 2018 and the amounts actually paid as global compensation attributed to management is justified, mainly, by the variable component of the compensation, which is connected to management and Company specific performance targets, which were not fully achieved. On the other hand, the difference related to the overall compensation attributed to the members of the Fiscal Council is justified, mainly, by the decrease of the number of members, due to the death of an effective member on July 9, 2018.

We explain that the information required for the necessary analysis of the Proposal presented on the compensation of the Management and the Fiscal Council, as set forth in Article 12 of CVM Instruction Nº 481/09, is set forth in Exhibit A.IV of this Proposal, particularly items 13.1 to 13.4.

B. Extraordinary Shareholders’ Meeting:

5. Amendment to the heading of Article 5 of the Company’s By-Laws

We propose that the amendment of the heading of article 5 of the Company’s by-laws, under the form of this Proposal, be approved to reflect the increases of capital approved within the capital limit approved by the Board of Directors of the Company at meetings held on March 26, 2018 and March 25, 2019.

If the Proposal is approved, the Company’s capital stock described on the heading of article 5 of the Company’s by-laws will be R$57,798,844,242.20, divided in 15,726,842,297 registered common shares, with no par value. Thus, we propose that the heading of article 5 of the Company’s by-laws, which provides for the Company’s capital stock, be amended, as follows:

Current Writing	Proposed Writing
Article 5 – The Capital Stock is R$57,508,839,341.45, divided in 15,699,508,401 registered common shares, with no par value.	Article 5 – The Capital Stock is R$57,798,844,242.20, divided in 15,726,842,297 registered common shares, with no par value.

6. Amendment to the heading of Article 16 of the Company’s By-Laws

In order to reflect the reality of the composition of the Company’s Board of Directors in recent years, ensure that the quality of the discussions within such body is maintained, and facilitate the effective and timely decision-making, it is proposed that the maximum number of effective members of the Board of Directors and the respective alternates be reduced from 15 to 11, so that the heading of article 16 of the Company’s by-laws shall read as follows:

Current Writing	Proposed Writing

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) effective members, with two (2) to fifteen (15) alternates, bounded or not to a specific effective Director, and shall be elected by the Shareholder’s Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Article 16 – The Board of Directors shall be composed of three (3) to eleven (11) effective members, with two (2) to eleven (11) alternates, bounded or not to a specific effective Director, and shall be elected by the Shareholder’s Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

7. Restatement of the Company’s By-laws

In order to reflect the foregoing amendments, we propose that the restatement of the Company’s By-Laws, under the terms of Exhibit B hereof, be approved.

São Paulo, March 26, 2019.

The Management

Ambev S.A.

Exhibit A.I – Comments from the Officers

(Exhibit 10 to Annex 24 to CVM Instruction 480/09)

10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2018, 2017 and 2016. Our audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board - IASB, and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in the Brazilian corporate legislation and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM. Our audited interim consolidated financial statements were prepared in accordance with the IAS 34 Interim Financial Reporting issued by IASB and with the accounting practices adopted in Brazil for the interim statements (Technical Pronouncement – CPC 21 – “Interim Financial Information”).

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ri.ambev.com.br ) and at the CVM’s website (cvm.gov.br).

a) General financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2018

As of December 31, 2018, the Company had, in its current assets, a total of R$ 25,329.6 million, with R$ 11,463.5 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2018 amounted to R$ 24,828.3 million. The liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations was 0.9x. Its positions of cash net of bank overdrafts and cash net of debt1 were BR 11,463.5 million and R$ 9,054.1 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.43.

2017

As of December 31, 2017, the Company had total current assets in the amount of R$ 24,718.0 million, of which R$ 10,354.5 million were cash and cash equivalents. As of December 31, 2017, its current liabilities totaled R$ 28,688.5 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x. Its positions of cash net of bank overdrafts and cash net of debt3 were R$ 10,352.7 million and R$ 7,801.5 million, respectively. The indebtedness indicator of net debt/EBITDA4 was -0.39.

1 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

3 The cash net of bank overdrafts position is represented by the balances of cash and cash equivalent being deducted the balance of net cash of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by the balances of current financial investments. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measures according to the Accounting Practices Adopted in Brazil or according to IFRS.

2016

As of December 31, 2016, the Company had total current assets in the amount of R$23,886.8 million, of which R$7,876.8 million were cash and cash equivalents, while current liabilities amounted to R$28,773.6 million on December 31, 2016. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.8x. Its positions of cash net of bank overdrafts and cash net of debt1 were R$ 7,876.8 million and R$ 2,480.5 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.14.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around 1, thus confirming its ability to meet its short-term obligations. In other words, its short-term assets are very close to its short-term obligations. The net debt/EBITDA indicator has been kept negative, since the balances of cash and cash equivalents have exceeded the balances of loans and financings. We consider that the net debt level kept over the last years is appropriate to implement our business plan and comply with our short-term and medium-term obligation.

(in million of Reais)	12/31/2018	12/31/2017	12/31/2016
Total Current Assets	25,329.6	24,718.0	23,886.8
Total Current Liabilities	24,828.3	28,688.5	28,773.6
Net Working Capital Ratio (CA-CL)	501.2	(3,970.5)	(4,886.8)
Net Cash of Bank Overdrafts	11,463.5	10,352.7	7,876.8
Cash net of debt	9,054.1	7,801.5	2,480.5

	12/31/2018	12/31/2017	12/31/2016
Current Liquidity	1.0	0.9	0.8
Net Debt/EBITDA	-0.43	-0.39	-0.14

b) Capital structure.

Capital Structure	On December 31
	2018		2017		2016
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	36,578.7	39	38,869.1	45	37,190.1	44
Equity(2)	57,547.4	61	47,982.9	55	46,651.3	56

 (1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2016, 56% of equity and 44% of third-party financing; (ii) as of December 31, 2017, 55% of equity and 45% of third-party financing; and (iii) as of December 31, 2018, 61% of equity and 39% of third-party financing.

4 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2018	12/31/2017	12/31/2016
Total debt	2,422.8	2,533.0	5,396.3
Short-term debt	1,560.6	1,321.1	3,630.6
Total current assets	25,329.6	24,718.0	23,886.8
Cash and cash equivalents	11,463.5	10,354.5	7,876.8
Current liquidity ratio	1.0x	0.9x	0.8x
Cash net of debt	9,054.1	7,801.5	2,480.5

2018

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$2,422.8 million as of December 31, 2018, of which R$ 1,560.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$25,329.6 million), cash and cash equivalents (R$11,463.5 million), current liquidity ratio (1.0x) and cash net of debt (R$9,054.1 million), all as of December 31, 2018, indicated in 10.1 (a) above, the officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the officers believe that the Company has capacity to do so.

2017

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 2,553.0 million as of December 31, 2017, of which R$ 1,321.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 24,718.0 million), cash and cash equivalents (R$ 10,354.5 million), current liquidity ratio (0.9x) and cash net of debt (R$ 7,801.5 million), all as of December 31, 2017, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2016

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$5,396.3 million as of December 31, 2016, of which R$3,630.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$23,886.8 million), cash and cash equivalents (R$7,876.8 million), current liquidity ratio (0.8x) and cash net of debt (R$2,480.5 million), all as of December 31, 2016, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2018, 2017 and 2016, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P.

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2018, 2017 and 2016:

2018

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2018, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2018

Debt Instruments	2019	2020	2021	2022	2023	After	Total
TJLP BNDES debt or TR floating rate
Par Value	75.3	9.7	10.1	10.8	11.8	120.0	237.7
TJLP or TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%	9.1%
International Debt
Other Latin-American currencies fixed rate	11.5	-	212.1	-	-	-	223.5
Average pay rate	7.6%	-	10.1%	-	-	-	10.0%
US Dollar fixed rate	32.4	2.2	-	7.8	-	-	42.4
Average pay rate	4.6%	2.2%	-	4.3%	-	-	4.4%
US Dollar floating rate	538.8	91.2	-	-	-	-	630.0
Average pay rate	3.3%	5.1%	-	-	-	-	3.6%
Canadian Dollar floating rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average pay rate	2.4%	2.8%	2.8%	2.8%	2.8%	-	2.4%
Debt in Reais – ICMS fixed rate
Par value	37.2	38.0	22.7	5.4	2.8	22.4	128.5
Average pay rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Debt in Reais – fixed rate
Par value	121.5	56.1	149.6	43.5	35.7	1.2	407.6
Average pay rate	7.0%	7.5%	8.6%	4.0%	4.0%	5.6%	7.0%
Total debt	1,560.6	199.9	397.3	69.3	52.0	143.6	2,422.8

2017

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) to loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2017, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2017

Debt Instruments	2018	2019	2020	2021	2022	After	Total
TJLP BNDES debt or TR floating rate
Par Value	164.7	74.3	9.6	10.0	10.8	133.0	402.3
TJLP or TR + Average Pay Rate	9.1%	9.1%	9.4%	9.4%	9.4%	9.4%	9.2%
International Debt
Other Latin-American currencies floating rate	-	-	5.0	-	-	-	5.0
Average Pay Rate	0.0%	0.0%	2.3%	0.0%	0.0%	0.0%	2.3%
Other Latin-American currencies fixed rate	199.1	-	-	-	-	-	199.1
Average Pay Rate	9.3%	0.0%	0.0%	0.0%	0.0%	0.0%	9.3%
US dollar – fixed rate	6.5	16.4	-	-	-	-	22.9
Average Pay Rate	2.2%	4.5%	0.0%	0.0%	0.0%	0.0%	3.8%
US dollar – floating rate	78.2	477.0	-	-	-	-	555.3
Average Pay Rate	4.0%	2.5%	0.00%	0.00%	0.00%	0.00%	2.7%
Canadian dollar – floating rate	685,9	-	-	-	-	-	685,9
Average Pay Rate	2.1%	0.00%	0.00%	0.00%	0.00%	0.00%	2.1%
Debt in Reais - ICMS fixed rate
Par Value	38.4	27.0	19.7	7.8	3.8	33.2	129.9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Debt in Reais - fixed rate
Par Value	148.3	129.4	48.2	147.7	43.5	35.7	552.7
Average Pay Rate	5.6%	5.5%	4.0%	11.2%	3.5%	3.6%	6.6%
Total indebtedness	1,321.1	724.1	82.4	165.5	58.0	201.9	2,553.0

2016

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2017, Bond 2021 and BNDES/FINEP; (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES; and (iii) reference interest rate (TR) for the CRI 2030 operation

As of December 31, 2016, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2016

Debt Instruments	2017	2018	2019	2020	2021	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.7%	0.0%	0.0%	0.0%	0.0%	0.0%	1.7%
TJLP BNDES Debt floating rate
Par Value	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.8%	9.8%	9.7%	9.4%	9.4%	9.4%	9.7%
International Debt
Other Latin-American currencies floating rate	-	-	-	4.9	-	-	4.9
Average Pay Rate	0.0%	0.0%	0.0%	2.7%	0.0%	0.0%	2.7%
Other Latin-American currencies fixed rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.4%	9.5%	0.0%	0.0%	0.0%	4.3%	8.9%
US dollar – fixed rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	0.0%	0.0%	6.0%	0.0%	0.0%	0.0%	6.0%
US dollar – floating rate	1,508.7	329.3	22.1	-	-	-	1,860.1
Average Pay Rate	1.3%	2.2%	1.5%	0.0%	0.0%	0.0%	1.5%
Canadian dollar – floating rate	1,259.1	-	-	-	-	-	1,259.1
Average Pay Rate	1.6%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%
Debt in Reais - ICMS fixed rate
Par Value	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6.4%	2.6%	6.19%	4.2%	3.5%	4.5%	4.1%
Debt in Reais - fixed rate
Par Value	476.3	134.3	97.6	27.0	124.2	38.8	898.1
Average Pay Rate	9.0%	5.9%	6.0%	4.5%	12.5%	3.7%	8.3%
Total indebtedness	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2018, 2017 and 2016, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

In the years ended on December 31, 2018, 2017 and 2016, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured. Most of the loan contracts contain financial covenants including:

• Financial covenants, including restrictions on new borrowing;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of accounting statements and balance sheets; and/or

• Prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement in question; (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of occurrence of any of the events set forth in the referred to clauses, the Company may be granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As of December 31, 2018, the Company was in compliance with its contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2018, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$3,165.5 million. Of this total, R$2,422.8 million (76.5%) are being used, with R$ 742.7 million (23.5%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2018	2017	2016

Cash and cash equivalents	11,463.5	10,354.5	7,876.8
Short-term investments	13.4	11.9	282.8
Derivative financial instruments	220.0	350.0	196.6
Trade receivables	4,879.3	4,944.8	4,368.1
Inventories	5,401.8	4,319.0	4,347.1
Taxes and social contribution receivable	2,148.7	2,770.4	5,423.3
Other assets	1,202.9	1,367.2	1,392.1
Current Assets	25,329.6	24,718.0	23,886.8

Financial Investments	147.3	122.0	104.3
Derivative financial instruments	34.9	35.2	16.3
Taxes and social contribution receivable	4,374.2	2,537.7	347.7
Deferred income tax and social contribution	2,017.5	2,279.3	2,268.2
Other assets	1,687.4	1,964.4	1,973.6
Employee Benefits	64.3	58.4	33.5
Investments	257.1	238.0	300.1
Property, plant and equipment	20,097.0	18,822.3	19,153.8
Intangible assets	5,840.6	4,674.7	5,245.9
Goodwill	34,276.2	31,401.9	30,511.2
Non-current assets	68,796.5	62,133.9	59,954.6

Total assets	94,126.1	86,851.9	83,841.4

Liabilities and shareholders’ equity

Accounts payable	14,050.0	11,854.0	10,868.8
Derivative financial instruments	679.3	215.1	686.4
Loans and financing	1,560.6	1,321.1	3,630.6
Bank overdrafts	-	1.8	-
Salaries and charges	851.6	1,047.2	686.6
Dividends and interest on shareholders’ equity payable	807.0	1,778.6	1,714.4
Income tax and social contribution payable	1,588.6	1,668.4	904.2
Taxes, charges and contributions payable	3,781.6	3,825.4	3,378.2
Put option granted on interest in controlled company and other liabilities	1,366.6	6,807.9	6,735.8
Provisions	173.0	169.0	168.6
Current liabilities	24,828.3	28,688.5	28,773.6

Accounts payable	126.1	175.1	237.8
Derivative financial instruments	2.5	2.4	27.0
Loans and financing	862.1	1,231.9	1,765.7
Deferred income tax and social contribution	2,424.6	2,329.2	2,329.7
Income tax and social contribution payable (i)	2,227.8	2,418.0	-
Taxes, charges and contributions payable	675.6	771.6	681.4
Put option granted on interest in controlled company and other liabilities	2,661.8	429.1	471.8
Provisions	426.2	512.6	765.4
Employee benefits	2,343.7	2,310.7	2,137.7
Non-current liabilities	11,750.4	10,180.6	8,416.5

Total liabilities	36,578.7	38,869.1	37,190.1

Shareholders’ equity
Capital Stock	57,710.2	57,614.1	57,614.1
Reserves	70,215.3	63,361.2	64,230.0
Equity Valuation Adjustment	(71,584.9)	(74,966.5)	(77,019.1)
Controlling shareholders’ interest	56,340.6	46,008.8	44,825.0
Non-controlling interest	1,206.8	1,974.0	1,826.3
Total shareholders’ equity	57,547.4	47,982.8	46,651.3

Total liabilities and shareholders’ equity	94,126.1	86,851.9	83,841.4

(i) During the third quarter of 2017, the Company adhered to the Tax Regularization Special Program (Programa Especial de Regularização Tributária) (“PERT 2017”).

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2018 and December 31, 2017

(in million of Reais, except percentages)
	December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017

Assets
Cash and cash equivalents	11,463.5	12.2%	10,354.5	11.9%	10.7%
Financial investments	13.4	0.0%	11.9	0.0%	12.6%
Derivative financial instruments	220.0	0.2%	350.0	0.4%	-37.1%
Accounts receivable	4,879.3	5.2%	4,944.8	5.7%	-1.3%
Inventories	5,401.8	5.7%	4,319.0	5.0%	25.1%
Tax and social contribution receivable	2,148.7	2.3%	3,370.5	3.9%	-36.3%
Other assets	1,202.9	1.3%	1,367.2	1.6%	-12.0%
Current assets	25,329.6	26.9%	24,718.0	28.5%	2.5%

Financial investments	147.3	0.2%	122.0	0.1%	20.7%
Derivative financial instruments	34.9	0.0%	35.2	0.0%	-0.9%
Tax and contributions receivable	4,374.2	4.6%	2,537.7	2.7%	72.4%
Deferred income tax and social contribution	2,017.5	2.1%	2,279.3	0.3%	-11.5%
Other assets	1,687.4	1.8%	1,964.4	2.3%	-14.1%
Employee benefits	64.3	0.1%	58.4	0.1%	10.1%
Investments	257.1	0.3%	238.0	0.3%	8.0%
Property, plant and equipment	20,097.0	21.4%	18,822.3	21.7%	6.8%
Intangible assets	5,840.6	6.2%	4,674.7	5.4%	24.9%
Goodwill	34,276.2	36.4%	31,140.19	36.2%	9.2%
Non-current assets	68,796.5	73.1%	62,133.9	71.5%	10.7%

Total assets	94,126.1	100.0%	86,851.9	100.0%	8.4%

Liabilities and equity

Accounts payable	14,050.0	38.4%	11,854.0	30.5%	18.5%
Derivative financial instruments	679.3	1.9%	215.1	0.6%	215.8%
Loans and financing	1,560.6	4.3%	1,321.1	3.4%	18.1%
Overdraft account	-	0.0%	1.8	0.0%	0.0%
Salaries and charges	851.6	2.3%	1,047.2	2.7%	-18.7%
Dividends and interest on shareholders’ equity payable	807.0	2.2%	1,778.6	4.6%	-54.6%
Income and social contribution taxes payable	1,588.6	4.3%	1,668.4	4.3%	-6.6%
Taxes, charges and contributions payable	3,781.6	10.3%	3,825.4	9.8%	-1.1%
Put option granted on interest in controlled company and other liabilities	1,366.6	3.7%	6,807.9	17.5%	-79.9%
Provisions	173.0	0.5%	169.0	0.4%	2.4%
Current liabilities	24,828.3	67.9%	28,688.5	73.8%	-13.5%

Accounts payable	126.1	0.3%	175.1	0.5%	-28.0%
Derivative financial instruments	2.5	0.0%	2.4	0.0%	4.2%
Loans and financing	862.1	2.4%	1,231.9	3.2%	-30.0%
Deferred income tax and social contribution	2,424.6	6.6%	2,329.2	6.0%	4.1%
Income tax and social contribution payable (i)	2,227.8	6.1%	2,418.0	6.2%	-7.9%
Taxes, charges and contributions payable	675.6	1.8%	771.6	2.0%	-12.4%
Put option granted on interest in controlled company and other liabilities	2,661.8	7.3%	429.1	1.1%	520.3%
Provisions	462.2	1.2%	512.6	1.3%	-16.9%
Employee benefits	2,343.7	6.4%	2,310.7	5.9%	1.4%
Non-current liabilities	11,750.4	32.1%	10,180.6	26.2%	15.4%

Total liabilities	36,578.7	100.0%	38,869.1	100.0%	-5.9%

Equity
Capital stock	57,710.2	61.3%	57,614.1	66.3%	0.2%
Reserves	70,215.3	74.6%	63,361.2	73.0%	10.8%
Adjustment to equity valuation	(71,584.9)	-76.1%	(74,966.5)	-86.3%	-4.5%
Controlling shareholders’ equity	56,340.6	59.9%	46,008.8	53.0%	22.5%
Minority interests	1,206.8	1.3%	1,974.0	2.3%	-38.9%
Total equity	57,547.4	61.1%	47,982.8	55.2%	19.9%

Total liabilities and equity	94,126.1	100.0%	86,851.9	100.0%	8.4%

(i) During the third quarter of 2017, the Company adhered to PERT 2017.

Assets

Cash and cash equivalents

As of December 31, 2018, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 11,476.9 million, compared to R$10,366.4 million as of December 31, 2017. The increase of R$ 1,110.5 million, or 10.7%, is a result particularly from (i) a stronger operational performance; (ii) a significant increase in the accounts payable; (iii) a reduction in the income tax and social contribution paid in 2018; and (iv) lower outflows related to the repayment of borrowings.

Accounts receivable

As of December 31, 2018, the balance of receivables amounted to R$ 4,879.3 million, compared to R$ 4,944.8 million as of December 31, 2017, a reduction of R$ 65.5 million, or -1.3%.

Inventories

As of December 31, 2018, the balance of inventories amounted to R$ 5,401.8 million, compared to R$ 4,319.0 million as of December 31, 2017. The increase of R$ 1,082.8 million, or 25.1%, is demonstrated in the chart below:

(in million Reais)	2018	2017
Finished products	1,688.0	1,528.4
Products under processing	339.5	309.6
Raw materials	2,517.3	1,816.3
Production materials	107.0	77.3
Stockroom and others	597.0	476.9
Early payments	304.4	210.9
Provision for losses	(151.4)	(100.4)
	5,401.8	4,319.0

Income tax and social-contribution receivable

As of December 31, 2018, the balance of taxes and contributions receivable, current and noncurrent, amounted to R$ 6,522.9 million, compared to R$5,908.2 million as of December 31, 2017. The increase was due mainly to the accumulation of credits from abroad to be offset in subsequent years.

Property, plant and equipment

As of December 31, 2018, the balance of property, plant and equipment amounted to R$ 20,097.0 million, compared to R$ 18,822.3 million as of December 31, 2017. The movement that resulted in a net increase of R$ 1,274.7 million or 6.8% is demonstrated in the chart below:

(in million Reais)	2018					2017
	Land and buildings	Facilities and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1	37,419.4
Effect of foreign-exchange variation	118.6	(52.7)	(110.8)	17.2	(27.7)	18.7
Effect of application of IAS 29/CPC 42 (hyperinflation)	630.0	2,301.5	566.6	91.0	3,589.1	-
Acquisition through share exchange	99.7	97.9	0.1	0.2	197.9	204.2
Acquisitions	18.8	574.6	141.0	2,786.1	3,520.5	3,175.5
Disposals and write-offs	(39.2)	(1,007.8)	(369.6)	-	(1,416.6)	(706.8)
Transfers from (to) other asset categories	585.0	1,595.7	386.8	(2,730.3)	(162.8)	(310.9)
Others	-	8.0	-	-	8.0	35.0
Final balance	10,374.8	28,056.0	5,690.6	1,422.1	45,543.5	39,835.1

Depreciation and Impairment
Initial balance	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)	(18,265.6)
Effect of foreign-exchange variation	(39.7)	(141.0)	51.1	-	(129.6)	(116.7)
Effect of application of IAS 29/CPC 42 (hyperinflation)	(110.7)	(1,366.7)	(431.4)	-	(1,908.8)	-
Depreciation	(327.9)	(2,504.3)	(708.1)	-	(3,540.3)	(3,200.4)
Loss due to reduction of the recovery amount	(36.4)	(160.8)	17.2	-	(180.0)	(125.2)
Disposals and write-offs	68.8	945.3	337.6	-	1,351.7	654.3
Transfers (from) to other asset categories	1.1	(33.5)	1.7	-	(30.7)	33.0
Others	-	4.0	-	-	4.0	7.8
Final balance	(3,030.7)	(18,230.7)	(4,185.1)	-	(25,446.5)	(21,012.8)
Book value:
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3	18,822.3
December 31, 2018	7,344.1	9,825.3	1,505.5	1,422.1	20,097.0

Intangible Assets

As of December 31, 2018, the balance of the intangible assets amounted to R$ 5,840.6 million, compared to R$ 4,674.7 million, as of December 31, 2017. The net increase of R$1,165.9 million, or 24.9%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(i) Application of the Financial Reporting in Hyperinflationary Economies rule”, in addition to the impact of currency conversion.

Goodwill

As of December 31, 2018, the balance of goodwill amounted to R$ 34,276.2 million, compared to R$ 31,401.9 million as of December 31, 2017. The movement that resulted in a net increase of R$ 2,874.3 million is demonstrated in the chart below:

	2018	2017
Initial Balance	31,401.9	30,511.2
Effect of foreign-exchange variation	1,222.8	489.7
Effect of application of IAS 29/CPC 42 (hyperinflation)	1,686.5	-
Acquisition, (write-off) and exchange of subsidiaries	(37.0)	401.0
Final balance	34,276.2	31,401.9

Liabilities

Accounts payable

As of December 31, 2018, the balance of the current accounts payable amounted to R$ 14,050.0 million, compared to R$ 11,854.0 million as of December 31, 2017, an increase of R$ 2,196.0 million or 18.5%. The balance of non-current accounts payable amounted to R$126.1 million as of December 31, 2018, compared to R$ 175.1 million in the same period in 2017, a reduction of R$ 49.0 million, or -28.0%.

Loans and financing

The current and non-current loans and financing amounted to R$ 2,422.8 million as of December 31, 2018, compared to R$ 2,553.0 million as of December 31, 2017, a reduction of R$ 130.3 million, or -5.1% in the gross indebtedness in the year ended on December 31, 2018.

Income tax and social contribution

As of December 31, 2018, the balance of current and non-current income tax and social contribution amounted to R$3,786.4 million, compared to R$ 4,086.4 million as of December 31, 2017, a reduction of R$ 300.1 million, explained mainly by the payment of the installments to be paid in 2018 regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$1.0 billion was paid in 2017, and the remaining shall be paid in 145 monthly installments as from January 2018, added by interests.

In addition, the balance of the income tax and social contribution is also a result of a lower effective tax rate, which, in 2018, was 13.6%, compared to an effective tax rate of 39.3% in 2017, much impacted by the adhesion to PERT, mentioned above. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$5,030,507, and the tax impact was  of R$1,710,372.

Equity

As of December 31, 2018, the balance of equity amounted to R$ 57,547.4 million, compared to R$ 47,982.8 million as of December 31, 2017. The main reasons for the variation in equity accounts were: (i) profit in the year of R$11,377.4 million; (ii) the effect of the application of the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(i) Application of the accounting and disclosure rule of highly-inflationary economy”; (iii) gains on the conversion of operations abroad amounting to R$ 1,766.4 million; and (iv) distribution of dividends and IOC of R$ 7,793.0 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2018, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 407.1 million liable, compared to R$ 49.9 million liable as of December 31, 2017. The variation of R$ 357.2 million is described in the charts below, which demonstrates the composition of the deferred tax per origin of the temporary difference.

(in million Reais)	2018
	Assets	Liabilities	Net
Financial Investments	10.0	-	10.0
Intangible assets	-	(1,031.1)	(1,031.1)
Employee Benefits	614.8	-	614.8
Accounts payable	1,807.8	(271.9)	1,535.9
Accounts receivable	41.3	(2.3)	39.0
Derivatives	18.7	(304.2)	(285.5)
Loans and financing	2.5	(78.5)	(76.0)
Inventories	266.7	(44.8)	221.9
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)
Withholding tax on non-distributed dividends and royalties	-	(863.8)	(863.8)
Investments	-	(421.6)	(421.6)
Tax losses to be used	791.0	-	791.0
Provisions	363.1	(24.0)	339.1
Other items	50.6	(54.6)	(4.0)
Gross deferred tax assets/(liabilities)	4,076.1	(4,483.2)	(407.1)
Setoff	(2,058.6)	2,058.6	-
Net deferred tax assets/(liabilities)	2,017.5	(2,424.6)	(407.1)

(in million Reais)	2017
	Assets	Liabilities	Net
Financial Investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee Benefits	631.1	-	631.1
Accounts payable	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property, plant and equipment	-	(920.5)	(920.5)
Withholding tax on non-distributed dividends and royalties	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax losses to be used	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets/(liabilities)	3,208.6	(3,258.5)	(49.9)
Setoff	(929.3)	929.3	-
Net deferred tax assets/(liabilities)	2,279.3	(2,329.2)	(49.9)

Comparative analysis of Balance Sheets as of December 31, 2017 and December 31, 2016

(in million of Reais, except percentages)
	December 31
				Vertical	Variation
	2017	Vertical Analysis	2016	Analysis	2017/2016
Assets

Cash and cash equivalents	10,354.5	11.9%	7,876.8	9.4%	31.5%
Financial investments	11.9	0.0%	282.8	0.3%	-95.8%
Derivative financial instruments	350.0	0.4%	196.6	0.2%	78.0%
Accounts receivable	4,944.8	5.7%	4,368.1	5.2%	13.2%
Inventories	4,319.0	5.0%	4,347.1	5.2%	-0.6%
Tax and social contribution receivable	3,370.5	3.9%	5,423.3	6.5%	-37.9%
Other assets	1,367.2	1.6%	1,392.1	1.7%	-1.8%
Current assets	24,718.0	28.5%	23,886.8	28.5%	3.5%

Financial investments	122.0	0.1%	104.3	0.1%	17.0%
Derivative financial instruments	35.2	0.0%	16.3	0.0%	116.0%
Tax and contributions receivable	2,537.7	2.7%	347.7	0.4%	565.1%
Deferred income and social contribution taxes	2,279.3	0.3%	2,268.2	2.7%	-90.1%
Other assets	1,964.4	2.3%	1,973.6	2.4%	-0.5%
Employee benefits	58.4	0.1%	33.5	0.0%	74.3%
Investments	238.0	0.3%	300.1	0.4%	-20.7%
Property, plant and equipment	18,822.3	21.7%	19,153.8	22.8%	-1.7%
Intangible assets	4,674.7	5.4%	5,245.9	6.3%	-10.9%
Goodwill	31,401.9	36.2%	30,511.2	36.4%	2.9%
Non-current assets	62,133.9	71.5%	59,954.6	71.5%	3.6%

Total assets	86,851.9	100.0%	83,841.4	100.0%	3.6%

Liabilities and shareholders’ equity

Accounts payable	11,854.0	30.5%	10,868.8	29.2%	9.1%
Derivative financial instruments	215.1	0.6%	686.4	1.8%	-68.7%
Loans and financing	1,321.1	3.4%	3,630.6	9.8%	-63.6%
Overdraft account	1.8	0.0%	-	-	0.0%
Salaries and charges	1,047.2	2.7%	686.6	1.8%	52.5%
Dividends and interest on shareholders’ equity payable	1,778.6	4.6%	1,714.4	4.6%	3.7%
Income and social contribution taxes payable	1,668.4	4.3%	904.2	2.4%	84.5%
Taxes, charges and contributions payable	3,825.4	9.8%	3,378.2	9.1%	13.2%
Put option granted on interest in controlled company and other liabilities	6,807.9	17.5%	6,735.8	18.1%	1.1%
Provisions	169.0	0.4%	168.6	0.5%	0.2%
Current liabilities	28,688.5	73.8%	28,773.6	77.4%	-0.3%

Accounts payable	175.1	0.5%	237.8	0.6%	-26.4%
Derivative financial instruments	2.4	0.0%	27.0	0.1%	-91.1%
Loans and financing	1,231.9	3.2%	1,765.7	4.7%	-30.2%
Deferred income and social contribution taxes	2,329.2	6.0%	2,329.7	6.3%	0.0%
Income tax and social contribution payable (i)	2,418.0	6.2%			100.0%
Taxes, charges and contributions payable	771.6	2.0%	681.4	1.8%	13.2%
Put option granted on interest in controlled company and other liabilities	429.1	1.1%	471.8	1.3%	-9.0%
Provisions	512.6	1.3%	765.4	2.1%	-33.0%
Employee benefits	2,310.7	5.9%	2,137.7	5.7%	8.1%
Non-current liabilities	10,180.6	26.2%	8,416.5	22.6%	21.0%

Total liabilities	38,869.1	100.0%	37,190.1	100.0%	4.5%

Shareholders’ equity
Capital stock	57,614.1	66.3%	57,614.1	68.7%	0.0%
Reserves	63,361.2	73.0%	64,230.0	76.6%	-1.4%
Adjustment to equity valuation	(74,966.5)	-86.3%	(77,019.1)	-91.9%	-2.7%
Controlling shareholders’ equity	46,008.8	53.0%	44,825.0	53.5%	2.6%
Minority interests	1,974.0	2.3%	1,826.3	2.2%	8.1%
Total shareholders’ equity	47,982.8	55.2%	46,651.3	55.6%	2.9%

Total liabilities and shareholders’ equity	86,851.9	100.0%	83,841.4	100.0%	3.6%

Assets

Cash and cash equivalents

As of December 31, 2017, the balance of cash and cash equivalents and short-term investments totaled R$ 10,366.4 million compared to R$ 8,159.6 million as of December 31, 2016. The increase of R$ 2,206.8 million or 27.0% is primarily due to (i) a stronger operating performance; (ii) improvement of working capital, mainly due to a significant increase in accounts payable and other accounts payable; (iii) a relevant decrease in income tax and social contribution paid in 2017; and (iv) lower amounts in acquisition of property, plant and equipment and intangible assets and of subsidiaries, net of acquired cash.

Accounts receivable

As of December 31, 2017, the balance of receivables totaled R$4,944.8 million, compared to R$4,368.1 million on December 31, 2016, an increase of R$576.8 million, or 13.2%, mainly as a result of the increase of our net revenue by hectoliter of 8.5% in 2017, together with an increase of 0.9% of the sale consolidated volume in the year.

Inventories

As of December 31, 2017, the inventories balance totaled R$4,319.0 million compared to R$4,347.1 on December 31, 2016. The decrease of R$ 28.1 million or 0.6% is demonstrated below:

(in million of Reais)	2017	2016
Finished goods	1,528.4	1,445.5
Work in progress	309.6	328.5
Raw material	1,816.3	1,962.7
Consumables	77.3	50.0
Storeroom and other	476.9	447.2
Prepayments	210.9	234.5
Impairment losses	(100.4)	(121.3)
	4,319.0	4,347.1

Income tax and social contribution receivable

As of December 31, 2017, the balance of current and non-current taxes and contributions receivable totaled R$ 5,908.2 million compared to R$5,771.0 million, as of December 31, 2016. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2017, the balance of property, plant and equipment totaled R$ 18,822.3 million compared to R$19,153.8 million on December 31, 2016. The change that resulted in a net decrease of R$331.5 million, or -1.7%, is demonstrated in the table below:

(in million of Reais)	2017					2016
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Effect of movements in foreign exchange	3.1	34.6	(27.3)	8.3	18.7	(2,652.7)
Business combinations	228.9	(24.7)	-	-	204.2	700.4
Acquisitions through share exchange	-	-	-	-	-	433.9
Write-off through share exchange	-	-	-	-	-	(571.4)
Acquisitions	10.2	626.1	171.8	2,367.4	3,175.5	4,009.3
Disposals	(25.9)	(555.5)	(125.4)	-	(706.8)	(1,012.7)
Transfers from (to) other asset categories	415.4	1,657.8	473.2	(2,857.3)	(310.9)	(173.0)
Other	-	36.2	-	(1.2)	35.0	-
Balance at end	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1	37,419.4
Depreciation and Impairment
Initial Balance	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Effect of movements in foreign exchange	(12.1)	(104.9)	0.3	-	(116.7)	1,137.1
Write-off through share exchange	-	-	-	-	-	345.9
Depreciation	(299.0)	(2,245.5)	(655.9)	-	(3,200.4)	(3,083.8)
Impairment losses	-	(125.0)	(0.2)	-	(125.2)	(120.9)
Disposals	5.3	539.5	109.5	-	654.3	928.8
Transfers from (to) other asset categories	(1.9)	29.7	5.2	-	33.0	61.4
Other	-	7.8	-	-	7.8	11.4
Balance at end	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)	(18,265.6)
Carrying amount:
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8	19,153.8
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3

Intangible Assets

As of December 31, 2017, the intangible assets balance totaled R$ 4.674,7 million compared to R$ 5,245.9 million on December 31, 2016. The net decrease of R$ 571.2 million, or -10.9%, is primarily due to currency conversion.

Goodwill

As of December 31, 2017, the goodwill balance totaled R$ 31,401.9 million compared to R$30,511.2 million on December 31, 2016.  The movement that resulted in a net increase of R$890.7 million is demonstrated in the table below:

	2017	2016
Initial Balance	30,511.2	30,953.1
Effect of movements in foreign exchange	489.7	(2,388.9)
Acquisition of Subsidiaries	401.0	1,947.0
Balance at end	31,401.9	30,511.2

Liabilities

Accounts payable

As of December 31, 2017, the balance of current accounts payable totaled R$ 11,854.0 million compared to R$10,868.8 on December 31, 2016, an increase of R$ 985.2 million or 9.1%. The balance of non-current accounts payable totaled R$ 175,1 million as of December 31, 2017, compared to R$ 237.8 million in the same period of 2017, a reduction of R$ 62.7 million, or -26.4%.

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$ 2,553.0 million as of December 31, 2017 compared to R$5,396.3 million as of December 31, 2016, a decrease of R$ 2,843.3 million, or -52.7% in gross indebtedness in the fiscal year ended December 31, 2017.

Income tax and social contribution

As of December 31, 2017, the balance of current and non-current income tax and social contribution totaled R$ 4,086.4 million compared to R$904.2 million on December 31, 2016. The increase of R$ 3,182.2 million, or 351.9%, was primarily due to the adhesion to the PERT 2017.  As announced on September 29, 2017, the Company adhered to a tax regularization special program, concerning disputed tax contingencies, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is of approximately R$ 3.5 billion, of which, approximately, R$ 1.0 billion was already paid in 2017 and the remaining amount will be paid in 145 monthly installments as of January 2018, with interest.

In addition, the balance of the income tax and social contribution is also a result of a higher effective tax rate, which in 2017 was of 39.3% compared to an effective tax rate of 2.4% in 2016. The main events that took place in the period and that caused an impact on the effective rate were:

- Governmental subsidy related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt to distribute IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$4,869,768, of which R$4,850,124 are deductible, and the tax impact is of R$1,649,042.

- Withholding income tax on dividends: change explained by two main factors, which are (i) the total reversion of provision related to withholding tax on undistributed results of subsidiaries in Argentina in 2016 due to a change in the legislation that exempts the payment of dividends from withholding tax, in the negative amount of R$240 million; and (ii) the creation of provision and effect of the change in the exchange rate in relation to the withholding tax on the unshared results of the Canadian subsidiaries, whose amount is of, approximately R$145 million, as opposed to  the amount of approximately R$5 million in the same previous period.

- Non-recurring expenses: (i) the contingences covered by PERT 2017 include a suit in which it was under discussion the assessment of the corporate income tax and of the social contribution on net income by the presumptive profit method by the CRBS S.A. subsidiary. The total amount recognized as expense after the provisional presidential decree No. 783/2017 was voted into law was of R$2,926 million (principal and fine), being R$2,785 million as non-recurring expense in the income tax and R$141 million as financial result, and (ii) a non-recurring expense, without cash effect, of approximately R$510 million, related to the tax effects on the exchange change rate on loans among companies of the same group, which were historically reported in the owners’ equity and were reclassified to the result in the 4th quarter of 2017 upon the reimbursement of said loans.

Adjusted by these non-recurring tax adjustments, the effective tax rate was of 12.8% in 2017.

Equity

As of December 31, 2017, the equity totaled R$47,982.8 million compared to R$46,651.3 million on December 31, 2016. The main reasons for the change in equity were: (i) profit for the year of R$7,850.5 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$1,952.3 million, and (iii) distribution of dividends and IOC of R$8,913.7 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2017, the balance of deferred tax (assets and liabilities) totaled R$49.9 million in liabilities compared to R$ 61.6 million in liabilities on December 31, 2016. The change of R$ 11.7 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(in million of Reais)	2017
	Assets	Liabilities	Net
Financial investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee benefits	631.1	-	631.1
Accounts payable – currency variation	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property. plant and equipment	-	(920.5)	(920.5)
Withholding tax on undistributed dividends	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax credits	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets / (liabilities)	3,208.6	(3,258.5)	(49.9)
Offsetting	(929.3)	929.3	-
Net deferred tax assets / (liabilities)	2,279.3	(2,329.2)	(49.9)

(in million of Reais)	2016
	Assets	Liabilities	Net
Financial investments	9.0	-	9.0
Intangible assets	0.7	(733.9)	(733.2)
Employee benefits	467.6	-	467.6
Accounts payable – currency variation	977.4	(531.3)	446.1
Accounts receivable	42.7	-	42.7
Derivatives	71.1	(110.7)	(39.6)
Loans and financing	-	(1.4)	(1.4)
Inventories	267.4	(13.8)	253.6
Property, plant and equipment	-	(905.7)	(905.7)
Withholding tax on undistributed dividends	-	(684.8)	(684.4)
Investments	-	(421.6)	(421.6)
Tax credits	1,139.9	-	1,139.9
Provisions	448.9	(44.6)	404.3
Other items	(15.1)	(23.3)	(38.4)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)
Offsetting	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)

Comparative analysis of Operational Results as of December 31, 2018 and December 31, 2017

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	Years ended on December 31
	2018	Vertical Analysis	2017	Vertical Analysis	Variation 2018/2017
Net revenue	50,231.3	100.0%	47,899.3	100.0%	4.9%
Cost of products sold	(19,269.6)	-38.4%	(18,041.8)	-37.7%	6.8%
Gross profit	30,961.7	61.6%	29,857.5	62.3%	3.7%
Logistic expenses	(6,736.5)	-13.4%	(6,295.5)	-13.1%	7.0%
Commercial expenses	(5,729.5)	-11.4%	(5,620.0)	-11.7%	1.9%
Administrative expenses	(2,367.2)	-4.7%	(2,623.8)	-5.5%	-9.8%
Other operational income (expenses)	947.3	1.9%	1,217.3	2.5%	-22.2%
Non-recurring items	(86.4)	-0.2%	(108.7)	-0.2%	-20.5%
Operational earnings	16,989.4	33.8%	16,426.8	34.3%	3.4%

Financial expenses	(4,562.2)	-9.1%	(4,268.3)	-8.9%	6.9%
Financial result	738.8	1.5%	774.4	1.6%	-4.6%
Net financial result	(3,823.4)	-7.6%	(3,493.9)	-7.3%	9.4%

Interest in the results of jointly-controlled undertakings	1.0	0.0%	(3.1)	0.0%	-132.3%
Earnings before income tax and social contribution	13,167.0	26.2%	12,929.8	27.0%	1.8%
Income tax and social contribution	(1,789.6)	-3.6%	(5,079.3)	-10.6%	-64.8%
Net profits of the period	11,377.4	22.7%	7,850.5	16.4%	44.9%
Controlling shareholder’s equity	11,024.7		7,332.0
Minority interests	352.7		518.5

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2018 and 2017:

	2018					2017
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3
Cost of products sold	-10,024.8	-2,560.2	-4,269.7	-2,415.0	-19,269.6	-9,889.5	-2,045.6	-4,122.6	-1,984.2	-18,041.8
Gross profits	16,789.4	3,253.8	6,484.2	4,434.3	30,961.7	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5
Administrative, sales and marketing expenses	-8,269.5	-1,470.9	-2,577.7	-2,515.1	-14,833.2	-8,473.4	-1,330.0	-2,483.7	-2,252.2	-14,539.3
Other operational income (expenses)	965.0	20.1	-24.6	-13.1	947.3	1,092.7	77.8	41.2	5.6	1,217.3
Non-recurring items	-43.7	62.5	-88.4	-16.8	-86.4	-33.0	-23.1	-41.3	-11.3	-108.7
Operating income	9,441.2	1,865.3	3,793.5	1,889.4	16,989.4	9,049.9	1,412.1	4,163.3	1,801.5	16,426.8

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of products sold

The total cost of sales increased 6.8% in the year ended on December 31, 2018, reaching R$ 19,269.6 million, compared to R$ 18,041.8 million in the same period in 2017. As a percentage of the Company’s net revenue, the total cost of sales increased to 38.4% in 2018, in relation to 37.7% in 2017.

Cost of products sold per hectoliter

	Year ended on December 31
	2018	2017	% Variation
	(in Reais, except for percentages)
Latin America North	109.6	100.6	9.0%
Brazil	98.6	93.0	6.1%
Brazil Beer(1)	105.7	98.4	7.4%
NAB(2)	75.5	76.3	-1.1%
CAC(3)	194.5	166.7	16.7%
Latin America South	125.7	121.0	3.8%
Canada	242.9	195.8	24.1%
Company Consolidated	121.4	110.8	9.6%

(1) Beer and “near beer” operations of the Company in Brazil .

(2) Carbonated soft drink and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Latin America North Operations

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 1.4% in the year ended on December 31, 2018, reaching R$ 10,024.8 million in relation to R$9,889.5 million in the same period in 2017. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 6.1% in the year ended on December 31, 2018, reaching R$ 98.6/hl in relation to R$ 93.0/hl in the same period in 2017.

Beer Operation in Brazil

The cost of products sold in the beer and “near beer” operation in Brazil increased 4.2%, reaching R$ 8,222.9 million in the year ended on December 31, 2018. The cost of products sold, per hectoliter, increased 7.4%. The main factor that contributed to such increase was the increase of commodities prices, particularly aluminum, which was partially offset by an appreciation of Real against US Dollar, benefiting the cost of our raw materials indexed to US Dollar.

Carbonated soft drink and non-alcoholic and non-carbonated beverages operation (“NAB”) in Brazil

The cost of products sold in the carbonated soft drink and non-alcoholic and non-carbonated beverages operation in Brazil reduced by 9.7%, reaching R$ 1,801.9 million. The cost of  products sold per hectoliter decreased 1.1%, amounting to R$75,5/hl, positively impacted by the cost of our raw materials indexed by US Dollar and by lower commodities prices, especially sugar, as well as by lower expenses with industrial depreciation, partially offset by the increase of other commodities prices, such as aluminum.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 25.2% in 2018, reaching R$ 2,560.2 million. The cost of products sold per hectoliter increased 16.7% in reported terms, but increased 6.1% in organic terms, disregarding effects of currency variation in the conversion to Reais and changes to the scope of the operation, regarding the sale of the subsidiary Barbados Bottling Co. Limited in June, 2018 (see item 10.3 – Events with effective or expected material effects on the Financial Statements and Income – a) introduction or divestment of operating segment). The increase of the cost per hectoliter in local currency is explained by the inflation of raw materials, as well as by increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, partially offset by productivity gains as a function of the operational leverage.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 4,269.7 million in 2018, representing an increase of 3.6% compared to 2017. The cost of products sold, per hectoliter, increased by 3.8% in reported terms, but increased by 13.7% in organic terms, disregarding effects of currency variation in the conversion to Reais, changes to the scope of the operation, regarding the perpetual licensing agreement to Quilmes (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) constitution, acquisition or disposal of equity interest – Perpetual licensing agreement to Quilmes) and effects of the application of the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina. The main factors that explain such an increase in local currency are the general inflation in Argentina, partially offset by the impact of the variation of Argentinean Peso against US Dollar on our raw materials indexed to US Dollar.

Operations in Canada

The cost of products sold in our operations in Canada presented reduced by 21.7% in the year ended on December 31, 2018, amounting to R$ 2,415.0 million compared to R$ 1,984.2 million in the same period in the previous year. The cost of products sold, per hectoliter, increased by 24.1% in reported terms, but increased by 8.5% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the inflation of our raw material due to the increase of  commodities prices, particularly aluminum.

Gross profit

The gross profit increased 3.7% in the year ended on December 31, 2018, reaching R$ 30,961.17 million, compared to R$ 29,857.5 million in the same period of 2017. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2018			2017
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	20,043.2	64.74%	61.4%	19,151.0	64.1%	61.6%
Brazil	16,789.4	54.23%	62.6%	16,463.6	55.1%	62.5%
Brazil Beer(1)	14,785.6	47.75%	64.3%	14,614.3	48.9%	64.9%
NAB(2)	2,003.9	6.47%	52.7%	1,849.3	6.2%	48.1%
CAC(3)	3,253.8	10.51%	56.0%	2,687.4	9.0%	56.8%
Latin America South	6,484.2	20.94%	60.3%	6,647.2	22.3%	61.7%
Canada	4,434.3	14.32%	64.7%	4,059.4	13.6%	67.2%
Company Consolidated	30,961.7	100.00%	61.6%	29,857.5	100.0%	62,3%

(1) Beer and “near beer” operation of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 14,833.2 million in the year ended on December 31, 2018, representing an increase of 2.0% compared to the same period in 2017. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Latin America North Operations

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 8,269.5 million in the year ended on December 31, 2018, a reduction of 2.4% compared to the same period in 2017.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,173.3 million in the year ended on December 31, 2018, a reduction of 2.9% compared to the same period in 2017, mainly explained by lower administrative expenses, impacted by the provision related to variable compensation, and lower sales and marketing expenses, due to efficiency gains. Such gains were partially offset by an increase of distribution expenses, in line with the inflation.

Carbonated soft drink and non-alcoholic and non-carbonated beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the carbonated soft drinks and non-alcoholic and non-carbonated beverages segment amounted to R$ 1,096.2 million in the year ended on December 31, 2018, an increase of 1.3% compared to the same period in 2017, mainly explained by higher sales and marketing expenses, as well as distribution expenses, particularly boosted by inflation, partially offset by lower administrative expenses, impacted by the provision related to the variable compensation.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,470.9 million in the year ended on December 31, 2018, an increase of 10.6% compared to the same period in 2017, mainly as a consequence of the impact of the currency conversion and of higher distribution expenses. In organic terms, disregarding the effects of the foreign-exchange variations and of changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 0.6%, reflecting the corresponding increase of the volume of sales and higher distribution expenses, boosted by inflation, partially offset by efficiency gains in sales and marketing and administrative in the region.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 2,577.7 million in the year ended on December 31, 2018, an increase of 3.8%, if compared to the same period in 2017, since the increase of the logistic and administrative expenses boosted, above all, by the high inflation in Argentina, was more than offset by the impact of the currency conversion. In organic terms, disregarding the effects of the foreign-exchange variation, changes to the scope of the operation and effects of the application of the accounting and disclosure rules in highly inflationary economy (IAS 29) in Argentina, our administrative, distribution, and sales and marketing expenses increased 22.2%, mainly impacted by inflationary pressures in Argentina, but still below the weighted inflation of the region.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 2,515.1 million, as a result of a negative effect of the currency conversion. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses decreased 2.3%, explained by efficiency gains in sales, marketing and administrative initiatives.

Other Net Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2018 posted gains of R$ 947.3 million, compared to gains of R$ 1,217.3 million reported in 2017. The decrease of 22.2% is explained mainly by a reduction of government grants related to  long-term tax incentives of ICMS, due to a lower volume and geographic mix of revenues, as well as losses on disposal of property, plant and equipment and intangible assets, as the retroactive application of the accounting and disclosure rule of highly-inflationary economy (IAS 29/CPC 42) in Argentina resulted in the restatement of fixed asset values and higher losses on disposal.

Non-recurring items

The non-recurring items amounted to an expense of R$ 86.4 million in 2018, compared to an expense of R$ 108.7 million in 2017. The 2018 expense is explained mainly by restructuring costs, related to centralization and sizing projects in Brazil and in the LAS.

Income from Operations

The income from operations increased by 3.4% in the period ended on December 31, 2018, reaching R$16,989.4 million in relation to the amount of R$ 16,426.8 million in the same period in 2017, mainly as a result of a higher revenue, partially offset by higher costs.

Net Financial Result

The financial result in the period ended on December 31, 2018 was an expense of R$3,823.4 million compared to an expense of R$ 3,493.9 million in 2017. The increase of 9.4% was boosted by (i) higher losses with derivative instruments, explained by the increase the carry cost of our currency hedges linked to the exposure of the cost in Brazil and in Argentina, as well as by non-cash expenses related to equity swaps; (ii) losses with non-derivative instruments related to non-cash expenses due to the foreign-exchange variation in intercompany loans as a function of the depreciation of Real and of the Argentinean Peso. The finance result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the foreign-exchange variation of loans settled with related parties, historically recognized in equity and reclassified to the result of the year upon settlement of such loans.

The total debt of the Company in the period ended on December 31, 2018 reduced R$ 130,3 million compared to 2017, while its amount of cash and cash equivalents, net bank overdrafts and financial investments, increased R$ 1,112.3 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2018 amounted to R$ 1,789.6 million, compared to R$ 5,079.3 million registered in 2017. The effective tax rate was 13.6% against the tax rate of the previous year of R$ 39.3%, since in 2017 we reported the impact of two non-recurring tax adjustments, among which the main one was of R$ 2,784.7 million, related to PERT 2017, and the other, with no cash effect, of approximately R$ 510 million related to the tax effects of the foreign-exchange variation on intercompany loans, which were historically reported in equity and were reclassified to the result of the year, upon the settlement of such loans. Once adjusted by the non-recurring tax adjustments, the effective tax rate in 2017 was 12.8%, comparable to the effective tax rate of 2018.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2018 was R$ 11,377.4 million, representing an increase of 44.9%, if compared to R$ 7,850.5 million in 2017, while adjusted by the non-recurring items, the net profit decreased 5.0% in 2018 to R$ 11,591.13 million.

Comparative analysis of Operating Results as of December 31, 2017 and 2016

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages *)

		Years ended December 31
		Vertical		Vertical	Variation
	2017	Analysis	2016	Analysis	2017/2016

Net revenues	47,899.3	100.0%	45,602.6	100%	5.0%
Cost of sales	(18,041.8)	-37.7%	(16,678.0)	-36.6%	8.2%
Gross profit	29,857.5	62.3%	28.924.6	63.4%	3.2%

Logistics expenses	(6,295.5)	-13.1%	(6,085.5)	-13.3%	3.5%
Selling expenses	(5,620.0)	-11.7%	(5,925.0)	-13.0%	-5.1%
Administrative expenses	(2,623.8)	-5.5%	(2,166.1)	-4.7%	21.1%
Other operating revenues (expenses), net	1,217.3	2.5%	1,223.1	2.7%	-0.5%
Non-recurring items	(108.7)	-0.2%	1,134.3	2.5%	-109.6%
Operating profit	16,426.8	34.3%	17,105.4	37.5%	-4.0%

Financial expenses	(4,268.3)	-8.9%	(4,597.9)	-10.1%	-7.2%
Financial revenues	774.4	1.6%	895.9	2.0%	-13.6%
Financial net income	(3,493.9)	-7.3%	(3,702.0)	-8.1%	-5.6%

Share of results of subsidiaries and associates	(3.1)	0.0%	(5.0)	0.0%	-38.0%
Net profit before income tax and social contributions	12,929.8	27.0%	13,398.4	29.4%	-3.5%

Income tax and social contributions	(5,079.3)	-10.6%	(315.0)	-0.7%	1,512.5%
Net profit for the year	7,850.5	16.4%	13,083.4	28.7%	-40%
Share of controlling shareholders	7,332.0		12,546.6
Minority interests	518.5		536.8

*Amounts may not add due to rounding

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2017 and 2016:

	2017					2016
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6
Cost of sales	-9,889.5	-2,045.6	-4,122.6	-1,984.2	-18,041.8	-9,071.8	-1,798.6	-3,685.4	-2,122.2	-16,678.0
Gross profit	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6
Administrative, sales and marketing expenses	-8,473.4	-1,330.0	-2,483.7	-2,252.2	-14,539.3	-8,084.5	-1,038.3	-2,697.4	-2,356.4	-14,176.6
Other operating revenue (expenses)	1,092.7	77.8	41.2	5.6	1,217.3	1,274.1	9.6	-39.0	-21.6	1,223.1
Non-recurring items	-33.0	-23.1	-41.3	-11.3	-108.7	1,196.7	-13.5	-41.5	-7.4	1,134.3
Operating Result	9,049.9	1,412.1	4,163,3	1,801.5	16,426.8	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4

(1) Beer and soft drinks operations in Central America and the Caribbean.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and, prior to December 31, 2016 Colombia, Peru and Ecuador.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 8.2% for the year ended December 31, 2017, totaling R$ 18,041,8 compared to R$ 16,678.0 million in same the period in 2016. As a percentage of the Company’s net revenue, the total cost of sales increased to 37.7% in 2017, in relation to 36.6% in 2016.

		Cost of sales per hectoliter
		Year ended on December 31,
	2017	2016	% Variation
		(in Reais, except for percentages)
Latin America North	100.6	93.2	7.9%
Brazil	93.0	84.8	9.6%
Beer Brazil(1)	98.4	92.1	6.8%
NAB(2)	76.3	63.5	20.3%
CAC(3)	166.7	186.0	-10.4%
Latin America South	121.0	111.9	8.2%
Canada	195.8	207.0	-5.4%
Company Consolidated	110.8	104.4	6.2%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 9% for the year ended on December 31, 2017 to R$ 9,889.5 million against R$ 9,071.8 million in the same period in 2016. The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2017, to R$ 93.0/hl in relation to R$84.8/hl in the same period in 2016.

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 7.6% reaching R$ 7,895.1 million in the year ended on December 31, 2017. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the cost increase of our raw material indexed by the US dollars in the first half of the year, partially offset by the product mix, savings in procurement and productivity gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil increased 15.2%, reaching R$ R$ 1,994.4 million. The cost of sales per hectoliter increased 20.3%, totaling R$ 76.3/hl, negatively impacted by our raw materials indexed by the US dollar and higher commodities prices, especially sugar, as well as higher expenses with industrial depreciation, partially offset by t savings in procurement and productivity gains.

Operations in Central America and the Caribbean (“CAC”)

The cost of sales of our operations in CAC increased 13.7% in 2017 reaching R$ 2,045.6 million. The cost of sales per hectoliter decreased by 10.4% in reported terms, but increased 3.7% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by a higher mix of premium brands and inflation of our raw material, partially offset by productivity gains due to operational leverage.

Latin America South Operations (“LAS”)

The cost of sales LAS operations was of R$ 4,122.6 million in 2017, representing an increase of 11.9% compared to 2016. The cost of sales per hectoliter presented an increase of 8.2% in reported terms, but an increase of 28.8% in organic terms, ignoring currency variation effects on conversion into Reais.  The main factors that explain this increase are the negative impact of our raw materials indexed by US dollars and general inflation in Argentina.

Operation in Canada

The cost of sales of our Canadian operations presented a decrease of 6.5% in the exercise ended on December 31, 2017, totaling R$ 1,984.2 million compared to R$2,122.1 million in the same period in the previous year. The cost of sales per hectoliter presented a decrease of 5.4% in reported terms, but an increase of 1.4% in organic terms, disregarding the effects of currency variation in the exchange to Reais. The main factor that explains this growth is the inflation of our raw materials, which is partially offset by savings in supplies and productivity gains.

Gross Profit

Our gross profit increased 3.2% for the year ended on December 31, 2017, reaching R$ 29,857.5 compared to R$28,924.6 million in the same period of 2016. The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2017				2016
	(in million of Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,151.0	64.1%	61.6%	18,057.4	62.4%	62.4%
Brazil	16,463.6	55.1%	62.5%	15,882.8	54.9%	63.6%
Beer Brazil(1)	14,614.3	48.9%	64.9%	13,833.2	47.8%	65.3%
NAB(2)	1,849.3	6.2%	48.1%	2,049.6	7.0%	54.2%
CAC(3)	2,687.4	9.0%	56.8%	2,174.6	7.5%	54.7%
Latin America South	6,647.2	22.3%	61.7%	6,527.5	22.5%	63.9%
Canada	4,059.4	13.6%	67.2%	4,339.7	15.0%	67.2%
Company Consolidated	29,857.5	100.0%	62.3%	28,924.6	100.0%	63.4%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,539.3 million for the year ended on December 31, 2017, representing a 2.6% growth compared to the same period in 2016.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,473.4 million for the year ended on December 31, 2017, an increase of 4.8% compared to the same period in 2016.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,390.9 million for the year ended on December 31, 2017, a 4.2% increase compared to the same period in 2016, explained mainly by higher administrative expenses, impacted by the provision related to the variable remuneration and higher logistics expenses, driven by the growth of the sale volume and general inflation, partially offset by efficiency gains in sales and marketing expenses.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Administrative sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$ 1,082.5 million for the year ended on December 31, 2017, an increase of 9.5% compared to the same period in 2016, mostly explained by higher sales and marketing expenses.

Central American and Caribbean Operations

Administrative, sales and marketing expenses for the Company’s operations in CAC totaled R$1,330.0 million for the year ended on December 31, 2017, an increase of 28.1% compared to the same period in 2016, driven principally by the impact of currency conversion, and higher expenses with distribution. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses decreased 0.9% due to a reduction in expenses with sales and marketing and administrative costs in the region to the extent we beneficiated from synergy opportunities, mainly in Panama.

Latin America South Operations

Administrative, distribution, sales and marketing expenses amounted to R$2,483.7 million for the year ended on December 31, 2017, a decrease of 7.9%, if compared with the year 2016, since the increase of logistic and administrative costs, mainly driven by the high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 16.6%, impacted, mainly, by inflationary pressures in Argentina.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,252.2 million for the year ended December 31, 2017, a reduction of 4.4% compared to 2016, as a result of a positive effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 2.3%, explained by higher administrative and logistic expenses, partially offset by efficiency gains in sales and marketing initiative.

Other Net Operating Income (Expenses)

The net balance of other operating income and operational expenses for the year 2017 showed a gain of R$1,217.3 million against a gain of R$1,223.0 million registered in 2016. The decrease of 0.5% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives.

Non-Recurring Items

Non-recurring items amounted to an expense of R$ 108.7 million in 2017, compared to a revenue of R$ 1,134.3 million in 2016. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to Anheuser-Busch Inbev S.A./N.V, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 4% in the period ended on December 31, 2017, reaching R$ 16,426.8 million in relation to R$17,105.4 million in the same period of 2016, due primarily to higher administrative expenses and a revenue arising out of non-recurring items in 2016 without the correspondent benefit in 2017.

Net Financial Result

The financial result for the year ended December 31, 2017 comprised expenses of R$ 3,493.9 million compared to an expense of R$3,702.0 million in 2016. The reduction of 5.6% also includes the impact of  two non-recurring financial expenses in the total amount of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without these non-recurring financial expenses, the financial net result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32.0% compared to the result of 2016, mainly driven by expenses with interests, which include the put option of our investment in the Dominican Republic (approximately R$ 600 million in 2017), and losses from derivative instruments.

The Company’s total indebtedness for the year ended December 31, 2017 decreased R$ 2,843.3 million compared to 2016, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 2,205.0 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2017 amounted to R$ 5,079.3 million, compared to R$ 315.0 million recorded in 2016. The effective rate was 39.3%, against the previous year’s rate of 2.4%, because not only did we face difficult comparison with 2016 but also because we have been impacted for two non-recurring tax adjustments, and the main adjustment was of R$ 2,784.7 million related to PERT 2017 and the other, without cash effect, of approximately R$ 510 million related to the tax effects of the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the exercise upon the liquidation of said loans. Adjusted by these two non-recurring tax adjustments, the effective tax rate was of 12.8% in the year.

Net Profit

The Company’s net profit for the year ended on December 31, 2017 was of R$ 7,850.5 million representing a decrease of 40%, if compared to the R$13,083.4 million in 2016 while adjusted by the non-recurring items, the net profit increased 2.1% in 2017 to R$ 12,199.7 million.

Cash Flow for the Year Ended on December 31, 2018 compared with 2017

	Years ended on December 31
	2018	2017	2016	Variation 2018/2017	Variation 2017/2016
Cash flow
Cash flow of the operating activities	17,911.2	17,874.1	12,344.4	0.2%	44.8%
Cash flow of the investment activities	-3,675.7	-3,073.0	-5,898.0	19.6%	-47.9%
Cash flow of financial activities	-13,221.6	-12,864.2	-11,645.1	2.8%	10.5%
Total	1,013.9	1,936.9	-5,198.7	-47.7%	-137.3%

Operating activities

The Company’s cash flow from operating activities increased 0.2%, reaching R$ 17,911.2 million in the year ended on December 31, 2018, in relation to the R$17,874.1 million in the same period in 2017, mainly due to (i) an increase of 4.9% in the net revenues, which led to an improved operating income, partially impacted by an increase of 5.8% in the cost of products sold (excluding depreciation and amortization) and an increase of 1.5% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization); (ii) a reduction of R$ 445.3 million in income tax and social contribution paid in the year; partially compensated by a slight decrease in the variation of working capital during 2018, with a reduction of R$ 11.3 million in relation to 2017.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2018 amounted R$ 3,675.7 million, compared to the R$ 3,073.0 million in the same period of 2017, mainly explained by an increase in investments in property, plant and equipment and intangible assets of R$ 367.2 million in 2018, together with the financial investment in debt instruments.

Financial Activities

The cash flow of the financial activities of the year ended on December 31, 2018 amounted to a cash outflow of R$ 13,221.6 million compared to the cash outflow of R$ 12,864.1 million in the same period in 2017, mainly as a function of the acquisition of non-controlling shareholders, due to the partial exercise of put option by E. León Jimenes S.A. related to the interest in the equity capital of Tenedora (see item 10.3 - Events with effective or expected material effects on the Financial Statements and Income – b) organization, acquisition or disposal of equity interest – Renegotiation of the shareholders’ agreement of Tenedora CND). Such impact was partially offset by (i) higher proceeds from borrowings; (ii) lower outflows due to the repayment of borrowings; and (iii) lower outflows related to cash net of finance costs other than interests.

Cash Flow for the Year Ended on December 31, 2017 compared to that of 2016

Operating Activities

Our cash flow from operating activities increased 44.8% to R$ 17,874.1 million in the fiscal year ended on December 31, 2017 in relation to the R$12,344.4 million in the same period in 2016, mainly due to (i) a 5% increase in the net revenues, together with an 8.8% increase in sold product costs (excluding depreciation and amortization) and an increase of 2.8% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), that led us to an improved operational result; (ii) an improvement in the working capital of 2017, with an increase of R$ 1,145.4 million in 2017; and (iii) a reduction of R$ 3.185.2 million in the income tax and social contribution paid in the year.

Investment Activities

In the year ended on December 31, 2017, the cash flow used by the Company in investment activities totaled R$ 3,073.0 million compared to R$5,898.0 million in the same period of 2016, mainly explained by a reduction in the investment in property, plant and equipment, and intangible assets corresponding to R$ 929.0 million in 2017, together with decrease in the amounts for acquisition of subsidiaries, net of acquired cash, of R$ 1,490.9 in the year.

Financing Activities

In the year ended on December 31, 2017, the cash flow from financing activities totaled an outflow of R$ 12,864.1 million compared to the outflow of R$11,645.1 million in the same period of 2016, primarily due to (i) an increase in the repayment of borrowings of R$ 3,545.5 million, and (ii) a reduction of proceeds from new loans of R$ 887.5 million, partially offset by: (i) a reduction in payment of dividends and IOC of R$ 1,510.8 million in 2017 and a decrease of reimbursements of cash net of financial costs, except interest, of R$ 1,748.3 million in comparison to the previous year.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2018

In Brazil, the year 2018 was marked by a scenario of external volatility, particularly related to the following factors: (i) bad weather during summer at the beginning of the year; (ii) truckers strike in May; and (iii) uncertainty of consumers during the period preceding the elections, all of which in a context of a macroeconomic environment still under recovery. In such circumstances, both the beer and the non-alcoholic beverages industry contracted. However, we made transformational investments in our beer portfolio in Brazil, with innovations in new liquids and new packaging, involving all market segments. Particularly in the premium segment we had a strong growth of our brands, both the global and the national ones. We also kept investing in the non-alcoholic beverages segment, in which we also had a good performance of the premium brands, for instance, Lipton, Tônica, Gatorade and Do Bem. Finally, we carried out a series of initiatives through our growth platforms that contributed to the strengthening of the business and creation of long-term sustainable value.

In Central America and in the Caribbean (CAC), the favorable macroeconomic environment in most operations, as well as the continuous evolution of our commercial strategy, boosted an expansion of volume, income and EBITDA in the region.

In Latin America South (LAS), we faced, as of May 2018, an adverse macroeconomic scenario, with significant depreciation of the Argentinean Peso and high inflation. In such context, we started to report our results applying the accounting and disclosure rule in highly-inflationary economy (IAS 29/CPC 42) in Argentina as from the third quarter of the year, which exerted a relevant impact on our financial statements (see item 10.5 – Critical accounting policies – (i) Application of the Financial Reporting in Hyperinflationary Economies rule). Nevertheless, with our revenue management strategy and cost discipline in Argentina, combined with the solid performance of volume in other important markets of the region, such as Bolivia, Chile and Paraguay, we obtained solid growth of EBITDA in the local currencies.

In Canada, we faced a beer industry under pressure during the year, but kept our leading position in the market, reaching positive results with our portfolio, in the core segment with Bud Light and Michelob Ultra, in the premium segment with Stella Artois and Corona and with our craft beers.

2017

In Brazil, the results of our beer operation in 2017 improved consistently during the year, reaching an inflection point and resuming the growth. Despite the negative volume of the industry, our beer operation generated volume, revenue and EBITDA growth. Our Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages operation in Brazil was negatively impacted by the strong retraction of the soft-drink industry in Brazil. Notwithstanding, we had a good performance of the premium brands Fusion, Lipton and Do Bem, which reached positive volume results in relation to the previous year. Within this context, we are confident that the initiatives implemented by means of our commercial platforms contributed to our evolution in 2017.

In Central America and the Caribbean (CAC), we initiated our Panama operation, with a solid growth of our brand portfolio, which includes Atlas Golden Light and Stella Artois. Therefore, we had an expansion of EBITDA in the region corresponding to, approximately, 600 million of US dollars, which represents an increase of over 24% in relation to the previous year.

In Latin America South (LAS), our volume presented a solid growth, supported by the expansion of the beer market in Argentina and Paraguay, and by the good performance of our Brahma, Patagonia and Stella Artois brands.

And, in Canada, we maintained our market leadership, mainly due to the performance of Bud Light and Stella Artois and of our mixed beverage portfolio, ciders and special beers, which includes the Mill Street and Archibald brands.

2016

In Brazil, 2016 proved to be one of the most challenging years of our history, having had an impact primarily caused by (i) an increase in states taxes, (ii) political and economic uncertainties along with one of the highest unemployment rates recorded in years, deteriorating the income available and leading to the drop in the industry, and (iii) cost of sales, which had an impact caused by foreign exchange. Despite that, we continued to make structural investments in our business, including in our commercial platforms.

In Central America and the Caribbean (CAC), we had an organic growth of 21.3% of our EBITDA, reaching approximately 430 million U.S. dollars. This result was driven by our volumes, which have grown with the expansion of the beer market in the Dominican Republic and the gain in market share in Guatemala.

In Latin America South (LAS), our revenue management and cost discipline strategy in Argentina has performed once again an important role to face the adverse scenario in the country, which, along with the strong volume performance in other important markets of the region, such as Bolivia, Chile and Paraguay, has led to a solid growth of EBITDA.

And in Canada, we continued our thriving growth in net revenue, mainly driven by the benefit of our strategic acquisitions in craft beer, ready-to-drink and ciders categories, which has helped us to reach the highest market share in the last 17 years and has contributed for us to deliver growth, in local currency, of net revenue and EBITDA in the country.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2018 compared to 2017

The net revenue increased 4.9% in the year ended on December, 2018, reaching R$ 50,231.3 million in relation to the R$ 47,899.3 million in the same period in 2017.

	Net revenue
	Year ended on December 31
	2018 2017 % Variation
	In million Reais, except for percentages
Latin America North	32,628.1	65.0%	31,086.0	64.9%	5.0%
Brazil	26,814.2	53.4%	26,353.0	55.0%	1.8%
Beer Brazil(1)	23,008.5	45.8%	22,509.3	47.0%	2.2%
NAB(2)	3,805.7	7.6%	3,843.7	8.0%	-1.0%
CAC(3)	5,813.9	11.6%	4,733.0	9.9%	22.8%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	-0.1%
Canada	6,849.3	13.6%	6,043.5	12.6%	13.3%
Company Consolidated	50,231.3	100.0%	47,899.3	100.0%	4.9%

(1) Beer and “near beer” operation of the Company in Brazil

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Sales volume
	Year ended on December 31
	2018 2017 % Variation
	In thousands of hectoliters, except for percentages
Latin America North	114,802.7	72.3%	118,631.8	72.9%	-3.2%
Brazil	101,642.9	64.0%	106,360.0	65.3%	-4.4%
Beer Brazil(1)	77,784.2	49.0%	80,233.6	49.3%	-3.1%
NAB(2)	23,858.8	15.0%	26,126.4	16.0%	-8.7%
CAC(3)	13,159.8	8.3%	12,271.8	7.5%	7.2%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	-0.3%
Canada	9,942.9	6.3%	10,135.7	6.2%	-1.9%
Company Consolidated	158,716.9	100.0%	162,829.4	100.0%	-2.5%

(1) Beer and “near beer” operation of the Company in Brazil

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Net revenue per hectoliter
	Year ended on December 31
	2018 2017 %Variation
	In million Reais, except for percentages
Latin America North	284.2	262.0	8.5%
Brazil	263.8	247.8	6.5%
Beer Brazil(1)	295.8	280.5	5.4%
NAB(2)	159.5	147.1	8.4%
CAC(3)	441.8	385.7	14.5%
Latin America South	316.6	316.2	0.1%
Canada	688.9	596.3	15.5%
Company Consolidated	316.5	294.2	7.6%

(1) Beer and “near beer” operation of the Company in Brazil

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

Operations in Latin America North

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 1.8% in 2018, reaching R$ 26,814.2 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2018 increased 2.2%, accumulating R$ 23,008.5 million, mainly explained  by an increase of 5.4% in the revenue per hectoliter, which reached R$ 295.8/hl, partially offset by a reduction of the sales volume of 3.1% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy.

Carbonated soft drink and non-alcoholic and non-carbonated beverage operation in Brazil

The net revenue generated by the NAB operation in 2018 decreased 1.0%, reaching R$ 3,805.7 million. The volumes decreased 8.7% in 2018 to the extent that the industry still suffers pressure due to a challenging consumer environment. The net revenue per hectoliter of NAB segment in Brazil increased 8.4% in 2018, reaching R$ 159.5/hl in the year, mainly due to our revenue management.

Operation in Central America and in the Caribbean

The operations in CAC presented an increased of the net revenue in 2018 of 22.8%, amounting  R$5,813.9 million as a function of a volume increase of 7.2% and of an increase in the net revenue per hectoliter of 14.5%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 4.0% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 10,753.9 million to the consolidated net revenue in 2008, representing a reduction of 0.1% mainly as a function of the negative effect of the foreign-exchange variation in the conversion to Reais, together with a reduction of 0.3% of the sales volume in the region in the year. The organic variation of the revenue was of 21.5% as a function of an organic variation in the net revenue per hectoliter of 22.1%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 6,849.3 million to our consolidated net revenue in 2018 , an increase of 13.3% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In local currency, the increase of 1.0% of our net revenue per hectoliter was almost fully offset by the volume decrease of 1.9% related to a weak beer industry in the year.

Net Revenue – Comparison between figures as of December 31, 2017 and 2016

Net revenue increased 5.0% in the year ended on December 31, 2017, reaching R$ 47,899.3 million compared to R$ 45,602.6 million in 2016.

	Net Revenue
	Year ended on December 31
	2017		2016		% Variation
	R$ million, except for percentages
Latin America North	31,086.0	64.9%	28,927.8	63.4%	7.5%
Brazil	26,353.0	55.0%	24,954.6	54.8%	5.6%
Beer Brazil(1)	22,509.3	47.0%	21,173.1	46.5%	6.3%
NAB(2)	3.843.7	8.0%	3,781.5	8.3%	1.6%
CAC(3)	4.733.0	9.9%	3,973.2	8.7%	19.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	5.5%
Canada	6,043.5	12.6%	6,461.9	14.2%	-6.5%
Ambev Consolidated	47,899.3	100.0%	45,602.6	100.0%	5.0%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31
	2017		2016		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	118,631.8	72.9%	116,632.7	73.0%	1.7%
Brazil	106,360.0	65.3%	106,961.4	66.9%	-0.6%
Beer Brazil(1)	80,233.6	49.3%	79,670.1	49.8%	0.7%
NAB(2)	26,126.4	16.0%	27,291.3	17.1%	-4.3%
CAC(3)	12,271.8	7.5%	9,671.3	6.1%	26.9%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	3.4%
Canada	10,135.7	6.2%	10,254.5	6.4%	-1.2%
Ambev Consolidated	162,829.4	100.0%	159,821.6	100.0%	1.9%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Net Revenue per Hectoliter
	Year ended on December 31
	2017	2016	% Variation
	(In Reais, except for percentages)
Latin America North	262.0	248.0	5.6%
Brazil	247.8	233.3	6.2%
Beer Brazil(1)	280.5	265.8	5.6%
NAB(2)	147.1	138.6	6.2%
CAC(3)	385.7	410.8	-6.1%
Latin America South	316.2	310.1	2.0%
Canada	596.3	630.2	-5.4%
Ambev Consolidated	294.2	285.3	3.1%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil increased 5.6% in 2017, reaching R$ 26,353.0 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil increased 6.3% in 2017, accumulating R$ 22,509.3 million, mainly explained by an increase of 5.6% in the revenue per hectoliter, which amounted to R$280.5/hl, together with an increase of the sale volume of 0.7% in the period. The increase in the net revenue per hectoliter was the result of our revenue management strategy implemented in the 3rd quarter of the year.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2017 increased 1.6%, reaching R$ 3,843.7 million. The volumes dropped 4.3% in 2017, which is lower than the drop in the carbonated soft drinks industry, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s NAB segment increased 6.2% in 2017, reaching R$ 147.1/hl in the year, especially due to our revenue management and positive mix.

Central America and the Caribbean (CAC) Operations

The CAC operations showed an increase in net revenue in 2017 of 19.1%, rising to R$ 4,733.0 million, due to a significant volume increase of 26.9%, beneficiated from our operations in Panama and an organic growth of net revenue per hectoliter, partially offset by the negative the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$ 10,769.7 million to the consolidated revenue in 2017, representing an increase of 5.5% due to, mainly, the increase of 3.4% of the sale volume in the region. Our net revenue per hectoliter increased 19.0% in local currency due to our revenue strategy management, which was almost entirely offset by the negative effect of the exchange rate change in the conversion into Reais.

Canada Operations

Our operations in Canada contributed R$ 6,043.5 million to our consolidated net revenue in 2017, corresponding to a decrease of 6.5% in comparison to the previous year. This result arises from, mainly, the negative effect of the exchange rate change in the conversion to Reais. In local currency, the increase of 1.5% of our net revenue per hectoliter was almost entirely offset by a drop in the volume of 1.2% impacted by a weak beer industry in the year.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2018

In 2018, our costs of products sold in Brazil were positively impacted by the hedge rate of the Real against the US Dollar, since it was lower than the average rate of the previous year, mainly upon comparison among the three first quarters of the year. On the other hand, the prices of some commodities, especially aluminum, were hedged in US Dollars at values higher than those of  the previous year, with a negative effect in our cost of products sold. The price of the commodity sugar was hedges during most t of the year at lower values in relation to the previous year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost was negatively impacted by the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the  Real against the Argentinean Peso. Also in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

2017

In 2017, our costs of products sold in Brazil were once again severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the first semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold, except for sugar, which specifically impacted the cost of sold products in the NAB operation in the country. In our international operations, in general, the costs had a positive impact by the appreciation of the Brazilian Real against the local currencies of each operation. Specifically in Latin America South, the inflationary pressures, especially in Argentina, continued to adversely affect our local labor and logistic costs.

2016

In 2016, our costs of products sold in Brazil were severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the second semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South, especially in Argentina, continued to adversely affect our local labor and logistic costs. In Brazilian Reais, this impact was mostly offset by the depreciation of the Argentinean Pesos. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Brazilian Real.

2018 vs. 2017

Our net financial result increased 9.4% in 2018, from an expense of R$ 3,493.9 million in 2017 to R$ 3,823.4 million. The increase of 9.4% was boosted by (i) higher losses with derivative instruments, explained by the increase of the carry cost of our hedges linked to our cost exposure in Brazil and Argentina, as well as bynon-cash expenses related to equity swaps; and (ii) losses with non-derivative instruments related to non-cash expenses, due to the foreign-exchange variation in intercompany loans, as a function of the depreciation of Real and of the Argentinean Peso. The financial result includes the impact of a non-recurring financial expense amounting to R$ 179.1 million regarding the performance of the foreign-exchange variation of loans settled with related parties, historically recognized in equity and reclassified to the result of the year upon the  settlement of such loans.

2017 vs. 2016

Our net financial result reduced 5.6% in 2017, from R$ 3,702.0 million in 2016 to R$ 3,493.9 million. This year result also includes the impact of two non-recurring financial expenses of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without such non-recurring financial expenses, the net financial result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32% compared to the result of 2016, driven, mainly, by lower losses with derivative instruments, and to currency hedging costs related, mainly,  to our exposure to cost of goods sold in Brazil and Argentina

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

In June 8, 2018, the Company we concluded the sale of all shares of our subsidiary, Barbados Bottling Co. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million, corresponding to R$ 179 million. As a result of the transaction we recorded a gain of approximately US$22 million under non-recurring items, corresponding to  R$ 75 million on the date of the transaction and to R$79 million on December 31, 2018, in the result of the year.

b) organization, acquisition or disposal of equity interest

Renegotiation of the shareholders’ agreement of Tenedora CND

On December 1, 2017, the Company notified its shareholders and the market in general that E. León Jimenes, S.A. (“ELJ”), partner of the Company in Tenedora CND, S.A. (“Tenedora”), owner of almost the totality of Cervecería Nacional Dominicana, S.A. (“CND”), would partially exercise, under the provisions of the shareholders’ agreement of Tenedora, its sale option in relation to approximately 30% of Tenedora’s capital stock,. Due to the partial exercise of said sale option, the Company paid to ELJ the amount of, approximately, R$ 3 billion (corresponding to, approximately, USD 926.5 million) and became the owner of 85% of Tenedora, and the remaining 15% are still owned by ELJ. In addition, considering the strategic importance of the alliance with ELJ, the Board of Directors of the Company approved, on said date, the extension of the term, from 2019 to 2022, to the exercise of the call option granted by ELJ to the Company. The operation was subject to some conditions precedent that were complied with and it was concluded on January 18, 2018.

Perpetual licensing agreement to Quilmes

On September 2017, Cervecería y Maltería Quilmes S.A. (“Quilmes”), a subsidiary of the Company, entered into an agreement under which AB InBev granted a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North-American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement established the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes to CCU. The closing of the transaction  took place on May 2nd, 2018, after obtainment of approval, on April 27, 2018, by the Argentinean antitrust authority  (Comisión Nacional de Defensa de la Competencia) of the main operation documents and of the verification of the other usual closing conditions. The Company assessed gains of 306 million Argentinean Pesos,  corresponding to R$ 50 million on the date of the transaction and to R$ 30 million on December 31, 2018, in the result of the year arising out of the application of the accounting practice of exchange of assets involving transactions under common control registered under non-recurring items.

c) unusual events or transactions

Equity Swap Agreements

On December 21, 2017 the Board of Directors of the Company approved the execution, by the Company or its subsidiaries, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with referenced in shares issued by the Company or American Depositary Receipts based on these shares (“ADR’s”), without prejudice to the liquidation, within the regulatory term, of the equity swap agreement still in force. The liquidation of the approved equity swap agreements  shall occur within a maximum term of 18 months counted from the referred to approval, and such agreements may result in the exposition of up to 44 million of shares of common stock (of which a portion or the totality may be by means of ADRs), with limit value of up to R$ 820 million.

As of May 15, 2018, the Board of Directors of the Company approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.8 billion.

As of December 20, 2018, the Board of Directors of the Company approved the execution of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the equity swap agreements still in force. The liquidation of the new approved equity swap agreements shall occur within up to 18 months from the referred approval date, and such agreements may result in exposure of up to 80 million common shares (of which a part or the totality may be by means of ADRs), with limit value of up to R$ 1.5 billion, and added to the balance of the agreements already executed in the context of the approvals of December 21, 2017 and May 15, 2018 and not liquidated yet, they may result in an exposure equivalent to up to 137,394,353 common shares (of which a part or the totality may be by means of ADRs).

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2018: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2018, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2017, except for those described below:

IFRS 9/CPC 48 – Financial instruments, which replaced IAS 39/CPC 38 for periods beginning as from January 1st, 2018, introduces new requirements for the classification of financial assets that depend on the business model of the entity and on the contractual characteristics of the cash flow of the financial instruments; defines a new accounting method of losses by reduction in the recoverable amount and a more effective recognition; and introduces a new  hedge accounting standard and impairment test with greater disclosure on the risk management activity. The new hedge accounting model represents a significant review of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result caused by changes to the credit risks of the liabilities determined to be measured by fair value.

The Company applied IFRS 9/CPC 48 – Financial Instruments on the effective date, with no update of the comparative information for the period beginning on January 1st, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements provided for in IAS 39/CPC 38. The Company assessed the impact and concluded that IFRS 9/CPC 48 – Financial Instruments does not impact, in a relevant manner, its financial position, financial performance or risk management activities.

IFRS 15/CPC 47 – Revenue from Contracts with Clients requires the recognition of revenue to be made in such a manner that demonstrates the transfer of goods or services to the client for an amount that reflects the expectation of the company to receive, in exchange, the rights on such goods and services. The new applicable rule, for periods beginning as from January 1st, 2018, results in greater and improved disclosures on revenue, provides guidance for transactions not previously approached in a comprehensive manner (for instance, revenue from services and contractual amendments) and improves guidance for multiple elements.

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the accumulated effect of the initial application of the IFRS 15/CPC 47 must be recognized as an adjustment in the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the date of implementation, the adjustment to the opening balance of equity resulted in a decrease in retained earnings in R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaced the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, with more assets and liabilities to be reported in the balance sheet and a different recognition of the leasing costs and related interpretations, as the rule requires a lessee to recognize a right-of-use asset and a leasing liability on the date the lease begins.

IFRS 16 also requires recognition of a depreciation rate related to the right-of-use assets and interest expenses on the leasing liabilities, in comparison with the recognition of the operating leasing expense or rent expenses on a linear basis during the term of the leasing based on previous requisites. In addition, the company shall amend the consolidated presentation of the cash flow to separate the payment of the leasings for a partial installment presented within the financing activities and a component of interests presented within the operating activities.

For leases and short-term leases of low-value assets, the company shall keep recognizing lease expenses on a linear basis as permitted by IFRS 16. The Company, as lessor, shall keep classifying leases as financial or operating leases, and shall record in a different manner the both types of leases.

The Company shall opt for the full retroactive adoption of IFRS 16/CPC 06 (R2) and, as a consequence, shall restate the comparative information. Thus, the Company applied the definition in force in IAS 17/CPC 06 (R1), as well as in IFRIC 4 for the leasing agreements introduced or modified before January 1st, 2019.

The company assessed the estimated impact the initial application of IFRS 16 shall exert on its consolidated financial statements. In the transition to IFRS 16, the company estimates that it shall recognize R$ 1,547,403 in assets of right to use and R$ 1,670,136 in leasing liabilities, recognizing the difference in the retained earnings. Upon measuring the leasing liabilities, the company discounted the lease payments using incremental loan rates on January 1st,2019. The weighted mean rate applied is of 12.5%.

a.II) Regarding the financial statements for the year ended on December 31, 2017: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2017, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2016.

a.III) Regarding the financial statements for the year ended on December 31, 2016: Consolidated and separate financial statements.

There were no significant changes in the accounting policies applicable to the financial statements of the Company.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2018:

The Company adopted IFRS 15/CPC 47 – Revenue from Contracts with Clients with the retroactive application with cumulative effect recognized on the date of initial application (January 1st, 2018). According to such approach, the cumulative effect of the initial application of IFRS 15/CPC 47 must be recognized as an adjustment to the initial balance of equity, under retained earnings, on the date of adoption and with no restatement of previous periods, in accordance with CPC 23. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease in the retained earnings of R$ 355,383, so as to reflect the amendment to the accounting policy related to certain rebates granted to clients that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

b.II) Regarding the financial statements for the year ended on December 31, 2017:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. Although the IFRS sets forth the early adoption, the regulatory bodies in Brazil have been forbidding this anticipation to preserve the comparability aspects. Therefore, for the year ended on December 31, 2017, the following norms were not applied in the elaboration of these financial statements.

IFRS 9/CPC 48  – Financial Instruments (in effect as of January 1, 2018), which aims to replace IAS 39/CPC 38, introduces new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; defines a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result that was caused by the changes in credit risk of the liabilities established to be measured at fair value. The Company assessed the impact arising from the application of the new rule and concluded that it does not have a significant impact in its financial position, financial performance or risk management activities.

IFRS 15/ CPC 47 – Revenue of Agreement with Customers (in effect as of January 1, 2018) requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall also result in greater and improved revenue disclosures, and shall provide guidance for transactions that were not previously extensively addressed (for example, service revenues and changes in the agreements) and shall improve guidance for multi-element. On the implementation date (January 1st, 2018), the adjustment to the initial balance of equity resulted in a decrease in retained earnings of R$ 355,383 in the first quarter of 2018 so as to reflect the amendment to the accounting policy related to the performance that, in accordance with IFRS 15, must be linked to the transaction price underlying the 2017 revenues.

IFRS 16/CPC 06 (R2) –Leases (in effect as of January 1, 2019) replaces the existing accounting requirements of leasing operations and represents a significant change in the accounting and disclosure of the leasing operations that were previously classified as operational leases with more assets and liabilities to be reported in the balance sheet and a different recognition of the leasing expenses.

The Company is under the process to assess the total impact of the application of the IFRS 16/CPC 06 (R2) and expects changes in the presentation of operational leasing, which will begin to be recognized in the balance sheet. Other norms, interpretations and amendments to the rules and other mandatory changes for the accounting statements beginning in January 1, 2017 were not listed above due to their non-applicability or to their insignificance to the accounting statements of the Company.

b.III) Regarding the financial statements for the year ended on December 31, 2016:

There were no significant changes.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i) Application of the Financial Reporting in Hyperinflationary Economies rule

In July 2018, considering that the cumulative inflation over the previous three years in Argentina was above 100%, the application of the Financial Reporting in Hyperinflationary Economies rule (IAS 29/CPC 42) was required. IAS 29/CPC 42 requires disclosure of the results of the operations of the company in Argentina as if they were highly inflationary as from January 1st, 2018 (beginning of the period in which the existence of hyperinflation is identified).

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration in the general acquisition power of the local currency, applying a general price index.

The financial statements of an entity of which the functional currency is the currency of highly-inflationary economy, whether they are based on the approach by the historical cost or on the approach by the current cost, must be expressed in terms of the current measurement unit as of the date of the balance sheet and converted into Real at the closing foreign exchange rate of the period.

As a consequence of the aforementioned, the Company applied the financial reporting in hyperinflationary economies rule to its subsidiaries in Argentina in the consolidated and separate financial statements, applying the rules of IAS 29/CPC 42 as follows:

  financial reporting in hyperinflationary economies rule was applied as from January 1st, 2018 (according to paragraph 4 of IAS 29/CPC 42, the rule must be applied to the financial statements of any entity as from beginning of the period in which it the existence of hyperinflation is identified);

  the non-monetary assets and liabilities registered by the historical cost (for instance, property, plant and equipment, intangible assets, goodwill, etc.) and the equity of the subsidiaries in Argentina were updated by an inflation index. The hyperinflation impacts resulting from changes to the general acquisition power up to December 31, 2017 were reported in retained earnings and the impacts of the changes to the general acquisition power as from January 1st, 2018 were reported in the income statement in a specific account for hyperinflation adjustment, in the financial result (see Note 24 – Financial expenses and revenues of the financial statements of the Company). According to paragraph 3 of IAS 29/CPC 42, there is not a defined general price index, but it allows the execution of the judgment when the update of the financial statements is necessary. Thus, the updated indices were based on resolution 539/18 issued by the Argentinean Federation for the Council of Economic Science Professionals: (i) as from January 1st, 2017, the national IPC (consumer’s price index), and (ii) up to December 31, 2016, IPIM (internal wholesale price index).

  the income statement is adjusted at the end of each reporting period by using the general price index variation and, afterwards, converted at the closing foreign exchange rate of each period (instead of the average rate accumulated in the year for economies which are not highly-inflationary), thus resulting, in the accumulation of the year, the effects, in the income statement accounts, both of the inflation index and of the currency conversion;

  the income statement for year 2017 and for the first and second quarters of 2018 and the respective balance sheets of the subsidiaries in Argentina were not restated. According to IAS 21, paragraph 42 (b) when the amounts are converted into the non-hyperinflationary economy currency, the comparative amounts must be those that would be presented as amounts of the current year in the financial statements for the previous year (that is, not adjusted to subsequent changes to the level of prices or subsequent changes to the foreign rates).

The impacts on the net assets of the Company as of December 31, 2018 are presented as follows:

Assets	12/31/2018
Inventories	72,783
Current assets	72,783

Property, plant and equipment	1,394,900
Intangible assets	976,287
Goodwill	1,686,493
Non-current assets	4,057,680

Total assets	4,130,463

Liabilities and equity
Deferred income tax and social contribution	630,444
Non-current liabilities	630,444

Total liabilities	630,444

Equity
Reserves	(8,156)
Equity assessment adjustment	258,236
Retained earnings	3,252,385
Controlling shareholders’ equity	3,502,465
Minority interests	(2,446)
Total equity	3,500,019

Total liabilities and equity	4,130,463

The income statement for year 2017 of the operations in Argentina was converted at an average rate of 0.193096 Argentinean Pesos per Real. The income statement for year ended on December 31, 2018 of the operations in Argentina was adjusted by the inflation index and, afterwards, converted at the closing rate of December 31, 2018 of 0.102486 Argentinean Pesos per Real, as a result of the application of IAS 29/CPC 42.

In the year ended on December 31, 2018, the use of the financial reporting in hyperinflationary economies rule, in accordance with the IFRS rules, resulted (i) in a positive adjustment of R$182.51 million in the financial result; and (ii) in a negative impact on the net profit of R$ 292.38 million.

(ii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iii) Reduction at the recovery value (impairment) of non-financial assets

The book values of the non-financial assets such as property, plant and equipment, goodwill and intangible asset are reviewed, at least, on an annual basis to assess whether there are indications of reduction in the recovery value. If there is any indication, the recovery value of the asset is estimated.

The goodwill, the intangible assets not yet available for use, and the intangible assets of indefinite useful life are tested for the purposes of reduction at the recovery value at least on an annual basis at the level of the business unit (which is a level below the reported segment), or whenever there are indications of reduction in the recoverable value.

A loss in the reduction of recovery value is recognized whenever the book value of an asset or cash-generating unit exceeds its recovery value. Losses in reduction of recovery value are recognized in the income statement of the year.

The recovery value of intangible assets with indefinite useful life is based, firstly, on a fair value criteria, by which multiples that reflect current market transactions are applied to  indicators that determine the profitability of the asset or at the flow of royalties that could be obtained with the licensing of the intangible asset to third parties, under normal market conditions.

The recovery value of the other assets is assessed as being the highest one among its fair value minus the costs of sale, and is value in use. In the case of assets that do not generate significant individual cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash-generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on the net fair value of sale expenses, using multiples of EBITDA observed in the market in precedent business combinations involving comparable businesses in the beer industry. For some cash-generating units, such calculations are ratified by the use of the approach of value in use, in which future cash flows of such cash-generating units are discounted at present value using a discount rate before taxes that reflects the current market valuations of the money over time and the specific risks of the asset.

The non-financial assets, except for the goodwill, are reviewed for a possible reversion of the impairment on the date of presentation. The loss by reduction to the recovery value is reversed only to the extent to which the book value of the asset does not exceed the book value that would be determined, net of depreciation or disposal, if no loss for reduction at the recovery value had been recognized.

(iv) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

(v) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vi) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vi.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(vii) Income tax and social contribution

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (u) of the financial statements of the company).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(ix) Financial instruments and hedge accounting

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the company. The risk management policy of the Company prohibits the use of derivatives when not related to its business.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Company changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

  Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

  Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.

  The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income  (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(x) Financial reporting in hyperinflationary economies

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly-inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index. The financial statements of an entity of which the functional currency is that of a highly-inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

(xi) Goodwill

The goodwill arises from the acquisition of subsidiaries, affiliates, and joint arrangements.

The goodwill is determined to be the surplus: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, on the respective acquisition date. All business combinations are booked by the application of the method of accounting allocation of the investment cost.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of cash-generating unit or of the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

The goodwill generated internally is booked as an expense, as incurred.

The goodwill includes the effects of the historic cost.

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto, especially notes 30 and 31.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2018, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 3,571.0 million, consisting in R$ 2,312.4 million for our business segment in Latin America North, R$ 1,040.8 million related to investments in our operation in Latin America South and R$ 217.8 million related to investments in Canada.

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,859.7 million for our business segment in Latin America North, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

In 2016, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 4,132.7 million, consisting of R$ 2,450.1 million for our business segment in Latin America North, R$ 1,365.5 million related to investments in our Latin America South operations and R$317.1 million related to investments in Canada.

In 2015, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 5,261.2 million, consisting of R$ 3,321.3 million for our business segment in Latin America North, R$ 1,654.1 million related to investments in our Latin America South operations and R$ 285.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2019, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, there are not any relevant divestments in course or programmed for the future.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center started operating at the end of 2017, being officially inaugurated in 2018.

In 2016, we kept on aggregating new brands and beverages to the beer and near-beer portfolio, including Bohemia-14 Weiss, Bohemia 838 Pale Ale, Bohemia Aura Lager, Três Fidalgas, new flavors of Colorado and Skol Beats Secret. Among NAB, the highlight is "Do Bem", an addition made to the group of juices and teas, which launched a new phase in our history. We have also developed AMA, the mineral water whose profit is 100% sent to projects to enable access to drinking water in the semi-arid region in Brazil. These are initiatives which are part of a comprehensive market strategy of meeting the demands of different consumers.

In 2017, with the purpose of offering people an experience which goes beyond a glass of beer, we presented our customers with special editions of our products, such as, Brahma Extra Märzen Lager, created to celebrate the Brazilian editions of the Oktoberfest with a limited label which reinforces the beer tradition of almost 130 years of such brand.  To celebrate the Brazilian fruits, regardless of the name, taste and appearance, Colorado launched 4 beers: Eugenia, Nassau, Rosália and Murica, this, for instance, won the best Cream Ale of the World prize in the World Beer Awards (London). Recognizing micro producers of the Brazilian ingredients used in our beers, Colorado launched a limited edition with the producers mentioned in the labels and 10% of the profits were destined to the relevant producers. We built the Ateliê Wäls, which shelters cave, brewer, restaurant, office, store and external area for food trucks, all in one place. Relating to non-alcoholic beverages, the energetic drink brand Fusion expanded its portfolio in 3 lines of beverages. In addition to the traditional line, launched Wake Up and T-Break, which blends Fusion with the taste of fruit juices, iced tea, respectively.

In 2018, we performed transformational investments in our beer portfolio in Brazil, with innovations in new liquids and packaging. In our technological development center in Rio de Janeiro, we developed Skol Hops, a pure malt beer with aromatic hops, and Skol Puro Malte, a pure malt beer with the characteristic lightness of Skol, the first one launched in 2018 and the second launched at the beginning of January 2019. Both strengthen the Skol brand, reinforcing its innovation attribute. Still regarding new liquids, we presented to consumers the regional beers Nossa and Magnífica. Both have, among their ingredients, cassava cultivated in its states of origin, Pernambuco and Maranhão, respectively. With this, the brands contribute to the development of the regional economy, at the same time representing a more affordable alternative for consumers. Finally, we introduced in the market new flavors from Colorado and Wals breweries and, in the near beer segment, new flavors in the Skol Beats family. In addition to the new liquids, we developed new packaging, aiming at providing a better experience to consumers. For Skol brand, we launched a new visual identity for all its packaging versions; meanwhile, Budweiser brand has also been renewed, and Brazil was the first country to introduce it in the market, both in the long-neck bottle and in the sharing-size bottle. In addition, we launched cans for Serramalte beer, as well as for Colorado and Wals beers, in addition to the glass bottle for the whole grape juice Do Bem. With such innovations, we seek to approach the different preferences of consumers by always providing better consumption experiences.

10.9– Other factors with material influence

There were no other factors with material influence in the last three business years.

***

EXHIBIT A.II – ALLOCATION OF NET PROFIT

 (Exhibit 9-1-II to CVM Instruction 481/09)

1. Net profit for the year:

Net profit as per company law	R$ 11,024,678,005.26

2. Overall value and value per share of the dividends, including interim dividends and interest on own capital (IOC) already declared.

Overall value of dividends and IOC (gross)	R$ 7,545,608,313.44
Overall value of dividends and IOC (net)	R$ 6,791,032,225.86

Overall value of dividends	R$ 2,515,101,062.88
Overall value of IOC (gross)	R$ 5,030,507,250.56
Overall value of IOC (net)	R$ 4,275,931,162.98

Total (dividends + IOC)
Amount per share (net)
Common	R$ 0.432

Amount per share (gross)
Common	R$ 0.4800

Dividends
Amount per share
Common	R$ 0.1600

IOC
Amount per share (gross)
Common	R$0.3200

Amount per share (net)
Common	R$0.272

3. Percentage of net profit distributed for the fiscal year:

Percentage of net profit distributed for the fiscal year	68.44%
Net percentage of net profit distributed	61.60%

4. Overall value and value per share of dividends distributed based on profits from previous fiscal years:
In 2018, dividends based on the profit of previous years were not distributed.

5. State, having deducted the advance dividends and interest on own capital already declared:

a)   The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

b)   The manner and period for the payment of dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

c)    Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

d)   Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that the meeting of shareholders will merely ratify the amounts already advanced and declared by the Board of Directors of the Company, informed in item 2 above.

6.     If dividends or interest on own capital have been declared based on profits assessed in balance sheets prepared every six months or in shorter periods::

a) State the amount of the dividends and interest on own capital already declared.

b) State the date of the respective payments.

Total amount of the dividends or interest on own capital already declared related to the fiscal year ended on December 31, 2018, based on profits assessed in balance sheets prepared every six months or in shorter periods:

Gross: R$ 7,545,608,313.44

Net: R$ 6,791,032,225.86

Board of Directors’ Meeting held on May 15, 2018 Payment date: July 30, 2018 Total Gross Amount: R$ 2,515,101,062.88	DIVIDENDS (exempt from WHT)
Common	0.16
GROSS IOC
Common	-
NET IOC
Common	-
Board of Directors’ Meeting held on December 3, 2018 Payment date: December 28, 2018 Total Gross Amount: R$ 5,030,507,250.56. Total Net Amount: R$4,275,931,162.98	DIVIDENDS (exempt from WHT)
Common
GROSS IOC
Common	0.32
NET IOC
Common	0.272

7. Comparative table presenting the following values per share of each type and class:
a) Net profit for the fiscal year and the previous three fiscal years.
Profit per share:	Common (R$)
2018	0.70
2017	0.47
2016	0.80
Profit per share (net of treasury shares)
2018	0.70
2017	0.47
2016	0.80
b) Dividends and interest on own capital distributed during the previous three fiscal years.
Under the corporations laws (R$)
2018
Dividend per share:	Common
Dividends	0.1600
IOC (gross)	0.3200
IOC (net)	0.2720
2017
Dividend per share:	Common
Dividends	0.2300
IOC (gross)	0.3100
IOC (net)	0.2635
2016
Dividend per share:	Common
Dividends	0.360
IOC (gross)	0.220
IOC (net)	0.187

8. Allocation of profits to the Legal Reserve:

The Company's Legal Reserve currently in the amount of R$ 4,456 thousand, plus the amount of capital reserves set forth in Paragraph 1 of article 193 of Law No. 6404/76, exceeded thirty per cent (30%) of the capital stock, reason why there is no requirement to allocate any portion of the income for the fiscal year ended December 31, 2018 to its composition.

9. Fixed or minimum dividends:
Not applicable.

10. Mandatory dividend:

a) Describe the manner of calculation as provided on the bylaws

Pursuant to §3 of article 41 of the Company’s bylaws, five percent (5%) of the net profit for the year will be allocated to the legal reserve, which shall not exceed twenty percent (20%) of the capital stock. The Company may refrain from constituting the legal reserve in a fiscal year when the balance of this reserve, plus the amount of capital reserves, exceeds thirty percent (30%) of the capital stock.

Following this allocation, and excluding the tax incentive reserves, 40% of the net profit will be allocated to pay mandatory dividends to all company shareholders.

b) State whether this is being paid out in full.
The mandatory dividend was fully paid.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding of the mandatory dividend:
No mandatory dividends were withheld.

12. Allocation of earnings to the contingencies reserve:
There were no allocations of earnings to the contingencies reserve.

13. Allocation of earnings to the reserve for future profits
There were no allocations of earnings to the reserve for future profits.

14. Allocations of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

Article 41, §3, letter “c” of the Company’s bylaws stipulate that no more than 60% of the adjusted net profit can be set aside for constituting the Reserve for Investment, whose purpose is to finance the expansion of the Company’s activities and those of its subsidiary companies, including through capital increases or setting up new enterprises. In accordance with §4 of article 41 of the Company’s bylaws, the amount allocated to the statutory reserve may not exceed 80% of its capital stock. Once this limit is reached, the General Meeting of Shareholders must resolve on the balance, either allocating it for distribution to the shareholders or to increase the Company’s capital stock.

b) Identify the amount intended for the reserve.
RESERVE FOR INVESTMENT
Proposed allocation	R$ 5,442,332,002.26

c) Describe how the amount was calculated.

CALCULATION OF THE RESERVE FOR INVESTMENT (R$)
Net profit for the year	11,024,678,005.26
Reversal of the effect of revaluing fixed assets using historic cost (1)	75,880,674.41
Impact of the adoption of IFRS 15 (2)	(355,382,291.78)
Effect of the application of IAS 29/CPC 42 (hyperinflation) (3)	3,544,180,000.00

Tax incentives reserve	(1,331,526,295.24)

Subtotal	12,957,830,092.65

Dividends distributed	(2,515,101,062,88)
Interest on own capital distributed	(5,030,507,250.56)

Subtotal	5,412,221,779.21

Expired dividends	30,110,223.05

Subtotal	5,442,332,002.26

Reserve for investments	5,442,332,002.26

Outstanding balance to be distributed	-

(1)        Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas das Américas - Ambev originally owned by Anheuser-Busch InBev S.A./N.V., by means of Interbrew International B.V and of AmBrew S.A until the contribution of said equity to the capital of the Company, as disclosed in a relevant fact of the Companhia de Bebidas das Américas – Ambev published on May 10, 2013 and described under item 15.7 of the Company’s reference form (“Contribution of Shares”). The Contribution of Shares was recognized in the financial statements for the purposes of disclosure, pursuant to the historic cost method described in section 10.5 of this proposal, but this portion does not belong to the Company.

(2) The Company adopted IFRS 15/CPC 47 - Revenue from Customer Agreements with the application retrospectively, and the cumulative effect recognized in shareholders’ equity on the date of initial application (January 1st, 2018), resulted in a decrease of the accrued profit, to reflect the change in related accounting policy to certain rebates granted to customers which, in accordance with IFRS 15, should be bound to the transaction price underlying the 2017 revenues.

(3) According to described in Note 1(b) to the Consolidated Financial Statements of December 2018, in July 2018, considering that the accrued inflation in the last three years in Argentina was over 100%, the application of accounting rule and disclosure in highly inflationary economy (IAS 29/CPC 42) is now required.

15. Retention of profits established in the budget:
None.

16. Allocation of earnings to the reserve for tax incentives: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.

It is proposed allocating to the Reserve for Tax Incentives a total amount of R$1,331,526,295.24 of which (i) R$ 1,302,657,599.30 refer to state ICMS tax incentives received by several of the Company’s units; (ii) R$23,314,598.14 refer to tax incentives in the state of Sergipe pursuant to Law No. 5.382/2004, as amended; and (iii) R$ 5,554,097.80 refer to Federal Income Tax Reinvestment Incentives granted by the SUDENE, pursuant to article 19 of Law No. 8167/91, as amended.

***

Exhibit A.III – Information of the Candidates to the position of Member of the Company's Fiscal Council

 (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of members of management, Fiscal Council and statutory audit committee

Name:	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
Other positions and duties for Issuer
If the designated member is an independent member, criterion used by the issuer to determine their independence;

Consecutive term of offices

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/26/2019	Until the 2020 AGM
501.889.846-15	Accountant	Fiscal Council (full member) / elected by controlling shareholder	05/06/2019 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by controlling shareholder
4th term of office
Elidie Palma Bifano	05/16/1947	Fiscal Council	04/26/2019	Until the 2020 AGM
395.907.558 - 87	Lawyer	Fiscal Council (full member) / elected by controlling	05/06/2019 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by controlling shareholder
1st term of office
Aldo Luiz Mendes	10/13/1958	Fiscal Council	04/26/2019	Until the 2020 AGM
210.530.301-34	Bank employee and economist	Fiscal Council (full member) / elected by minority shareholders	05/06/2019 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by minority shareholders.
2nd term of office
Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/26/2019	Until the 2020 GM
667.460.867/04	Bank employee and economist	Board member (alternate) / elected by minority shareholders	05/06/2019 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by minority shareholders.
4th term of office
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/26/2019	Until the 2020 AGM
009.251.3 67-00	Engineer	Fiscal Council (alternate) / elected by controlling shareholder	05/06/2019 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder
7th term of office
Ary Waddington	09/25/1932	Fiscal Council	04/26/2019	Until the 2020 AGM
004.469.397-49	Economist	Fiscal Council (alternate) / elected by controlling shareholder	05/06/2019 (estimated)	Yes
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Member elected by the controlling shareholder
7th term of office

Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

 Over the past five years, he held the following positions with the following companies / institutions for the periods shown: (i) risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, principal activity auditing services; (ii) PricewaterhouseCoopers's Agribusiness industry leader in Brazil (2006-2014) and the Americas (2009-2014); and (iii) PricewaterhouseCoopers partner in charge of delivering Risk Assurance Services (RAS) (related to auditing processes and systems) from 1998. Member of the audit committee of Cerradinho Bioenergia S.A. since September 2016; the audit committee of Diagnósticos da America S.A. – DASA since April 2017; and Fiscal Council member certified by the Brazilian Institute of Governance (IBGC). Bachelor's degree in Accounting from UMA in Belo Horizonte. Master's in Agroenergy from Fundação Getúlio Vargas (FGV) in São Paulo. Designated for the position of Fiscal Council member. Mr. José Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

Elidie Palma Bifano - 395.907.558 - 87

Over the past five years, she held the following positions with the following companies / institutions for the periods shown:  (i) partner of Mariz de Oliveira and Siqueira Campos Law Firm since 2012; (ii) member of the Audit Committee of Banco Santander (Brazil) S.A., from 2012 to 2018; (iii) audit partner of the tax consultancy area at PricewaterhouseCoopers Brazil from 1974 to 2012; (iv) professor of the Professional Master's Course of the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; and (v) Professor of the post-graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE / PUC. Mrs. Elidie Palma Bifano declared that for all legal purposes she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Aldo Luiz Mendes - 210.530.301-34

Over the past five years he has held the following positions for the periods indicated, the following companies/institutions: (i) member of the Board of Directors of Cielo S.A., since January, 2018; (ii) Executive Officer of Banco Original, since 2017, a financial institution operating in the financing of large companies, agrobusiness and retail; and (iii) Officer of the Monetary Policy, between 2009 and 2016, of the Central Bank of Brazil, a federal agency, with duties established by Law No. 4,595/64.  Bachelor of Economic Sciences from Universidade de Brasília. He holds a master’s and PhD degrees on Economic Sciences from the Universidade de São Paulo (USP). He has the following specializations: (i) Government Budget, from IPEA; and (ii) Managers’ Formation – BB International Area, from FGV-State of São Paulo. He was appointed to the position of member of the Fiscal Council. Mr. Aldo Luiz Mendes declared that for all legal purposes he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Over the past five years he has held the following positions in the following companies for the periods stated: (i) Regular Fiscal Council at Norte Energia S.A. since May 2017; (ii) statutory director general (CEO) of the London asset management firm BB Securities Ltd. from 2013 to 2015, where he introduced new governance structure with a compliance team and new processes; (iii) executive manager from 2009 to 2013, responsible for corporate governance and private equity at BB Securities Ltd. in London; (iv) member of the board of directors of Banco do Brasil Securities in London from 2013 to 2015; and (v) Member of the Fiscal Council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector from 2011 to 2013. Holder of a Civil Engineering degree from Universidade de Brasília and an Executive MBA from Universidade de Mato Grosso. Nominated for the position of alternate member of the Company's Fiscal Council. Mr. Vinicius Balbino Bouhid declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Over the past five years, he has held the following positions in the following companies for the periods stated: (i) managing partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities; (ii) member of the Fiscal Council from 2004 to 2009 of América Latina Logística (ALL), a listed company whose main activity is providing rail and road transportation services; (iii) alternate member of the Fiscal Council from 2005 to 2014 at Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form; (iv) member of the board of directors from 2007 to 2011 of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; (v) member of the Fiscal Council since 2008 of Estácio Participações S.A., a listed company whose main activities are development and management of educational activity and institutions; and (vi) member of the Fiscal Council from 2011 to 2015 of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. He currently holds the position of alternate member of the Fiscal Council. Mr. Emanuel Sotelino Schifferle has declared for all legal purposes that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Ary Waddington - 004.469.397-49

Over the past five years, he has held the position of (i) member of the Fiscal Council of Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form, from 2005 to 2014; (ii) chair of the Fiscal Council from 2008 to 2012 of União Química Farmacêutica Nacional S.A., a company engaged principally in the production and development of pharmaceutical products; (iii) the Fiscal Council of Duke Energy Geração Paranapanema S.A., a listed company engaged chiefly in the generation and sale of electricity, as a full member from 2012 to 2015 and an alternate since 2015; and (iv) chair of the Fiscal Council since 2008 of Richard Saigh Indústria e Comércio S.A., a company whose main activities are milling wheat and making and marketing wheat flour. He is currently also a partner of business consultants MAW Consultoria e Planejamento Ltda. and RAW Consultoria Econômica Ltda. He is currently a regular member of the Fiscal Council. Mr. Ary Waddington has declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative that led to suspension or disqualification from the practice of any professional or commercial activity.

12.6- For each person who acted as a member of the board of directors or the Fiscal Council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	8	100%
Elidie Palma Bifano	Not applicable; This will be her first term.	Not applicable; This will be her first term.
Aldo Luiz Mendes	8	100%
Vinicius Balbino Bouhid	8	100%
Emanuel Sotelino Schifferle	8	75%
Ary Waddington	8	100%

* Meetings held from 05/07/2018 (when all members took office) until 03/18/2019.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)                   the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and its management.

b)            members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries

c)                   members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's directly or indirectly controlling shareholders.

d)                   members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)                    company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the Fiscal Council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)                   directly or indirectly controlling shareholder of the Company:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's Fiscal Council member positions and any directly or indirectly controlling shareholder.

c)                    if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's Fiscal Council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.

***

Exhibit A.iV – Compensation of the Management

 (Item 13 of Exhibit 24 to CVM Instruction 480/09)

13.1        Compensation policy and practice for the Board of Directors, Board of Officers, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders. The Company has a "Remuneration and Stock Option Policy for Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. There is no policy formally approved for the remuneration of the Board of Directors, Fiscal Council and statutory committees.

b. compensation elements, indicating:

i. description of the elements of the compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of participation on the results. The Company also has a stock option plan and a share-based payment plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Directors are also entitled to stock options granted under the Company’s stock option plan and share-based payment, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Related Parties and Antitrust Conducts Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2018	Board of Directors	Board of Officers
Fixed Compensation	44.09%	36.85%
Fees	36.74%	28.69%
Direct and indirect benefits	0.00%	2.10%
Charges	7.35%	6.06%
Variable compensation	3.26%	5.80%
Share-based payment and stock options	52.65%	57.36%

2017	Board of Directors	Board of Officers
Fixed compensation	33.50%	26.70%
Fees	27.91%	20.90%
Direct and indirect benefits	0.00%	1.62%
Charges	5.58%	4.18%
Variable compensation	10.67%	20.29%
Share-based payment and stock options	55.84%	53.01%

2016	Board of Directors	Board of Officers
Fixed Compensation	34.42%	38.81%
Fees	28.68%	30.46%
Direct and indirect benefits	0.00%	2.16%
Charges	5.74%	6.19%
Variable compensation	0.00%	0.00%
Share-based payment and stock options	65.58%	61.19%

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.3% corresponds to fees and 16.7% corresponds to charges on remuneration (percentages applicable to the years 2018, 2017 and 2016).

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

iii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research and periodically assessed by the Company’s People & Management area, so as to secure that the amounts paid are sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the share-based payment plan, please refer to item 13.4 below.

Both for the purpose of compensation and for the purpose of granting stock options are also taken into account the achievement of annual targets and other results delivered in the year, meritocracy criteria and the seniority level of the executive.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the blending of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted depending on the reinvestment level of the variable compensation.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of five or ten years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

There are five members of the Board of Directors that do not receive compensation from the Company. Said members are also part of the Board of Directors of the Parent Company (Anheuser-Busch InBev N.V./S.A. - “ABI”), which bears payment of compensations to these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The executives have the possibility to reinvest their variable compensation in the Company, by using said compensation, in total or in part, for the exercise of the stock option granted within the stock option plan of the Company. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of  shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”)  or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the vesting period, the restriction on sale applicable to the corresponding shares or the delivery of stock options or shares being contingent upon the executive continued employment with the Company.

The share-based payment plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the appreciation of the shares issued by the Company, to encourage the retaining of talent as well as such appreciation of shares.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately five million options, with approximately one million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately one hundred and seven thousand restricted shares, of which approximately two thousand and five hundred for members of the Board of Executive Officers and one hundred and four thousand restricted shares to the members of the Board of Directors.

In 2017, certain members of the Board of Directors received 2.1 million in stock options relating to shares issued by ABI and certain directors received 2.2 million in stock options relating to shares issued by ABI, being 3.75 million in stock option conditional on achieving CAGR EBITDA of 7% in the fifth year. In case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting period of 5 years. In addition, in 2017, there was a concession of restricted shares issued by ABI in the total amount of 0.4 million shares with a vesting period of 5 years

In 2018, certain members of the Board of Directors received 2.3 million in ABI options and Officers received 0.01 million in ABI options, being 1.7 million in options that are conditional on achieving CAGR EBITDA of 7% in the fifth year. In the case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting period of 5 years. In addition, in 2018, there was a concession of restricted shares issued by ABI in a total of 0.2 million shares with vesting period of 5 years.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the Operations, Finance and Compensation Committee and the Board of Directors. The Compensation, Financial and Operation Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the Operations, Finance and Compensation Committee, as well as defining the criteria for the granting of stock option, compensation and benefits (indirect benefits, participation on the results etc.) of the top management and employees (that is, the managers or holders of equivalent officer positions) of the Company.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder and the alternates do not receive any fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria and the seniority level of the executive. Without prejudice to the evaluation by the Operations, Finance and Compensation Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the Operations, Finance and Compensation Committee evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

13.2. Regarding the compensation of the Board of Directors, Board of Officers and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	5.67	29.67
No. of members receiving compensation	8.00	11.00	5.67	24.67
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,590,281.00	14,057,324.00	1,788,968.00	21,436,573.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,118,056.00	2,763,465.00	357,794.00	4,239,315.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	5,609,855.00	41,089,772.00	-	46,699,627.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	934,974.00	-	934,974.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	8,475,594.00	22,088,966.00	-	30,564,560.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	20,793,786.00	80,934,501.00	2,146,762.00	103,875,049.00

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.67	5.58	29.25
No. of members receiving compensation	8.33	10.67	5.58	24.58
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,300,357.00	11,602,815.00	1,490,306.00	18,393,478.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,060,071.00	2,450,542.00	299,254.00	3,809,867.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	469,575.00	2,344,266.00	-	2,813,841.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	849,976.37	-	849,976.37
Termination Benefits	-	-	-	-
Share-based compensation, including stock options(i)	7,595,577.00	23,201,114.00	-	30,796,691.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	14,425,580.00	40,448,713.00	1,789,560.00	56,663,853.00

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

2017	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,432,873.00	11,038,940.00	1,546,354.00	18,018,167.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,086,575.00	2,207,788.00	309,271.00	3,603,634.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	2,075,768.00	10,713,235.00	-	12,789,003.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	854,052.00	-	854,052.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options(i)	10,866,993.00	27,998,463.00	-	38,865,456.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	19,462,209.00	52,812.478.00	1,855,625.00	74,130,312.00

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

2016	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,086,590.00	12,225,100.00	1,480,778.00	18,792,468.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Other	1,017,318.00	2,483,074.00	296,156.00	3,796,548.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	866,594.00	-	866,594.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	11,631,786.00	24,554,818.85	-	36,186,604.85
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,735,694.00	40,129,586.85	1,776,934.00	59,642,214.85

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

13.3. Regarding the variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation – forecast for 2019
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	5.67	29.67
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	204,526	1,473,022	-	1,677,548
Maximum amount according to compensation plan	5,609,855	41,089,772	-	46,699,627
Amount provided for in compensation plan in case the targets are met	2,337,440	16,834,535	-	19,171,975

Variable compensation – fiscal year ended on 12/31/2018
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.67	5.58	29.25
No. of members receiving compensation	1.00	10.67	0.00	11.67
Bonus	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	504,674	2,782,303	-	3,286,977
Maximum amount according to compensation plan	4,249,890	23,429,920	-	27,679,810
Amount provided for in compensation plan in case the targets are met	3,162,886	15,499,729	-	18,662,615
Amount effectively recognized in the income statement for the fiscal year	469,575	2,344,266	-	2,813,841

Variable compensation – fiscal year ended on 12/31/2017

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	186,364	1,153,034	-	1,339,398
Maximum amount according to compensation plan	3,923,454	24,274,405	-	28,197,859
Amount provided for in compensation plan in case the targets are met	969,878	6,000,633	-	6,970,511
Amount effectively recognized in the income statement for the fiscal year	2,075,768	10,713,235	-	12,789,003

Variable compensation for the fiscal year ended on 12/31/2016

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	11.00	6.00	29.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

(1)          As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Board of Officers in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Option Plan

Under the Company Stock Option Plan (the “Option Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADR based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 850 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise. The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Migration Plan and Received Programs

On July 31, 2013, a migration program was approved in a Meeting of the Board of Directors (“Migration Program”), with the purpose of receiving, within the scope of the Option Plan, the options granted but not exercised by the beneficiaries of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev (“Former Option Plan”), which was incorporated by the Company on January 2, 2014 (“Merger”). For this purpose, a number of options proportional to the number of shares of the Company was granted to the beneficiaries of the Former Option Plan as a substitute of the options granted and not exercised within the scope of said plan.

The specific conditions of the Migration Plan are the same of the stock programs of Companhia de Bebidas das Américas – Ambev that were effective as of the date of the Merger, which  remain entirely in effect and are applicable to the options then granted in the context of the Migration Program, subject to the required adjustments arising from the Incorporation and from the terms and conditions defined in the Option Plan (“Received Programs”). The Programs 2012.1, 2012.2, 2012.3, 2013.1 must be understood as the Received Programs.  The individual conditions and the quantity of options granted to each beneficiary are described in the adhesion term signed by each one of the beneficiaries.

On December 19, 2013 the Board of Directors also received the Dividend Waiver rule approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 22, 2010. “Dividend Waiver” shall be understood as the granting of additional stock options to some executives expatriated  to the United States of America, in order to compensate the dividends and interest over own capital attributed to the options belonging to said executives, who waive, in relation to each one of said options, the right to a discount on the exercise price of the dividends and interest on own capital paid by the Company between the date of the option grant and the exercise date, being applicable to each new option the other terms of the respective programs that govern the options originally belonging to the executives (“Dividend Waiver”).

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such lock-up terms. The Share Appreciation Rights granted  do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition,. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restrictive Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract.

Under the Stock Plan, the participants may receive up to 0.3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration..

b. main purposes of the Plan:

The main purposes of the  Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights encourage the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

The Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Share Appreciation Rights incentive and the Stock Plan incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons. In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, in the capacity of owners of the shares of the Company, they will also have the right to receive dividends. Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share on the results to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares. Therefore the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable lock-up period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

The Option Plan does not provide for a maximum number of options potentially covered by the plan. Nevertheless, the Stock Plan provides for that the global amount of shares to be granted to employees and managers of the Company is up to 0.3% of shares representing the Company’s capital stock.

On December 31, 2018, the maximum number of shares covered by options not yet exercised totaled 21,024,356 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan, including the Migration Program.

g. maximum number of options to be granted:

The Option Plan does not provide the maximum number of options potentially covered by the plan.

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in item “f” above”.  On December 31, 2018, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 21,024,356 options within the scope of all programs in the Option Plan.

h. conditions to acquire shares:

In relation to the last five fiscal years and in relation to the current fiscal year, in the Received Programs named Programs 2012.1, 2012.2, 2012.3 and 2013.1, as well as in the Company’s programs named Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 e, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1 and 2019.2, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant,, the exercise price of the options must be paid on demand (or within five business days), although the delivery of a substantial part of the shares acquired is contingent upon continued employment of the beneficiary with the Company for a term of two to ten  years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4 and 2019.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of five years, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Received Programs named Programs  2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1 and 2019.2, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the lock-up period applicable to each lot, based on the closing price of shares or ADRs issued by the Company on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4 and 2019.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2 and 2019.2 have single lots that may be exercised, in total or in part, within 45 days from the granting date.

The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term  of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4 and 2019,1, the delivery of Restrictive Shares will be made after the vesting period of five years. In these cases, the criterion is the achievement of the long-term goals of the Company.

k. form of settlement:

The Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4 and 2019.1, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of five years.

l. restrictions to the transfer of shares:

Within the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3 as well as the Programs 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1 and 2019.2, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4 and 2019.1, within the Stock Plan, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Programs (Option Plan)

- Programs 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4 and 2019.1: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2012.1, 2013.1, 2014.1, 2015.1, 2016.1, and 2017.2: For these Programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares.  In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after  the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- In Programs 2018.2 and 2019.2: in such programs, within the scope of the Option Plan, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1 and 2019.1:

For this Program, in the event the employment agreement or term of office terminates during the vesting period, for any reason, except for the events described below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date of the Restrictive Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the beneficiary shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restrictive Shares and additional shares that are not yet free to be delivered to the beneficiary: (i) if the severance occurred 24 months after the stock grant date and the beneficiary has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restrictive Shares and the additional shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restrictive Shares and additional shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

- Program 2018.3:

For this Program, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, the beneficiary will lose the right to receive said Restrictive Shares, except for the events provided for as follows: In the event of (i) severance by direct termination without case, in relation to the Restrictive Shares that are not yet free to be delivered to the beneficiary: (1) if (a) the severance has occurred before 24 months after granting, and (b) the beneficiary has participated, through the allocation of part or all of its net variable remuneration (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the beneficiary has become eligible to participate in such programs for less than 5 years, as many years as the years the beneficiary has become eligible), the beneficiary will receive Restrictive Shares pro rata equivalent to the result of the Restrictive Shares held by the beneficiary on the date of severance multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the beneficiary will receive the Restrictive Shares on a pro rata basis corresponding to the result of Restrictive Shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restrictive Shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

- Program 2018.4:

For this Program, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, the beneficiary will lose the right to receive said Restrictive Shares, except for the events provided for as follows: (i) Severance (1) by direct termination without case, or (2) after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restrictive Shares that are not yet free to be delivered to the beneficiary: (i) if (a) the severance occurred within 24 months after the granting and (b) the beneficiary has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall receive the Restrictive Shares on a pro rata basis corresponding to the result of Restrictive Shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restrictive Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restrictive Shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

13.5 In relation to share-based payments made to the Board of Directors and Board of Officers recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Board of Officers
No. of Members	13.00	11.00
No. of members receiving compensation	10.00	10.00
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	14.51	13.69
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0437%	0.1047%

(*) Based on the best estimate of the Company's management based on data for the fiscal year ended in 2018.

Share-based compensation – year ended on 12/31/2018

	Board of Directors	Board of Officers
No. of Members	13.00	10.67
No. of members receiving compensation	10.00	10.00
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	13.62	11.64
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	6.26	11.35
(d) Options expired during the fiscal year	0.00	0.00
Potential dilution upon exercise of all options granted	0.0414%	0.0923%

Share-based compensation – year ended on 12/31/2017
	Board of Directors	Board of Officers
No.º of Members	13	11
No. of members receiving compensation	11	11
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	11.76	10.24
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	0.78	7.54
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0648%	0.0846%

Share-based compensation – year ended on 12/31/2016

	Board of Directors	Board of Officers
No. of Members	12	11
No. of members receiving compensation	9	10
Weighted average exercise price:	-	-
(a) Options outstanding in the beginning of fiscal year	9.09	10.70
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	0.41	3.55
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0618%	0.0788%

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016
Number of Options Granted	903,038	323,084	583,155	569,590	769,838	640,888
Vesting Period	12/01/2019	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021
Term for exercise of the Options	12/01/2024	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	5,501,997.08	1,968,474.44	4,664,391.41	4,555,891.15	5,809,206.12	3,868,825.36

Current Fiscal Year (*) Cont I	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2016	12/22/2016	02/10/2017	12/01/2017	12/01/2017	02/22/2018
Number of Options Granted	1,043,741	292,226	454,902	619,168	1,661,228	229,367
Vesting Period	12/01/2021	12/22/2021	02/10/2022	12/01/2022	12/01/2022	02/22/2023
Term for exercise of the Options	12/01/2026	12/22/2026	02/10/2027	12/01/2027	12/01/2027	02/22/2028
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,300,713.47	1,665,447.22	2,501,834.63	4,194,181.24	11,252,990.01	1,627,748.03

Current Fiscal Year (*) Cont II	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/03/2019	12/03/2019
Number of Options Granted	550,481	370,643	1,391,689	555,704	370,643	1,391,689
Vesting Period	02/22/2023	12/03/2023	12/03/2023	02/20/2024	12/03/2024	12/03/2024
Term for exercise of the Options	02/22/2028	12/03/2028	12/03/2028	02/20/2029	12/03/2029	12/03/2029
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,906,596.69	1,951,045.40	7,325,778.25	2,984,130.48	1,951,045.40	7,325,778.25
(*) Based on the best estimates of the Company’s management and on data for the current fiscal year.

12/31/2018	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/02/2013	12/02/2013	12/19/2013	12/01/2014	12/01/2014	12/01/2015
Number of Options Granted	715,299	199,325	82,164	903,038	323,084	583,155
Vesting Period	12/02/2018	12/02/2018	12/19/2018	12/01/2019	12/01/2019	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/19/2023	12/01/2024	12/01/2024	12/01/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,830,901.44	1,346,177.51	522,790.35	5,501,997.08	1,968,474.44	4,664,391.41

12/31/2018 Cont I	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/22/2016	02/10/2017
Number of Options Granted	569,590	769,838	640,888	1,043,741	292,226	454,902
Vesting Period	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/22/2021	02/10/2022
Term for exercise of the Options	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/22/2026	02/10/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,555,891.15	5,809,206.12	3,868,825.36	6,300,713.47	1,665,447.22	2,501,834.63

12/31/2018 Cont II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/01/2017	02/22/2018	02/22/2018	12/03/2018	12/03/2018
Number of Options Granted	619,168	1,661,228	229,367	550,481	370,643	1,391,689
Vesting Period	12/01/2022	12/01/2022	02/22/2023	02/22/2023	12/03/2023	12/03/2023
Term for exercise of the Options	12/01/2027	12/01/2027	02/22/2028	02/22/2028	12/03/2028	12/03/2028
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,194,181.24	11,252,990.01	1,627,748.03	3,906,596.69	1,951,045.40	7,325,778.25

12/31/2017	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2012	11/30/2012	12/20/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,322,880	499,990	90,960	1,204,633	491,377	1,582,208
Vesting Period	11/30/2017	11/30/2017	12/20/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/20/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,420,076.38	2,804,459.96	522,781.27	8,135,707.30	3,318,603.63	9,640,019.36

12/31/2017 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016
Number of Options Granted	677,502	612,965	785,962	505,918	684,057	1,118,079
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,127,859.54	4,902,828.03	6,286,552.29	3,817,662.86	4,129,422.10	6,148,233.38

12/31/2017 Cont II	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	454,902	659,232	1,074,538
Vesting Period	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA
Fair value of options on grant date	2,501,834.63	4,465,570.72	6,255,011.18

12/31/2016	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/20/2012	12/02/2013
Number of Options Granted	1,514,280	1,063,180	1,148,120	506,790	90,960	1,052,074
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/20/2017	12/02/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/20/2022	12/02/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,495,943.90	4,560,819.42	6,439,841.93	2,842,601.38	522,781.27	7,105,372.44

12/31/2016 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	451,061	1,421,323	595,272	484,967	723,324	505,918
Vesting Period	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,046,322.22	8,659,785.08	3,626,851.59	3,879,030.29	5,785,547.43	3,817,662.86

12/31/2016 Cont II	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016
Number of Options Granted	684,057	1,188,079
Vesting Period	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2026	12/01/2026
Lock-up Period	NA	NA
Fair value of options on grant date	4,129,422.10	7,172,033.44

  Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

  Calculation log of the potential dilution resulting from the exercise of options

  The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Board of Officers are exercised on the base date of this Reference Form, this is to say, December 31, 2018, and that the Company issues new shares as a result thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2018)	Potential dilution if all options are exercised
Board of Directors	03/30/2010	852,850.0	15,722,147,311	0.00542%
	08/19/2010	58,050.0	15,722,147,311	0.00037%
	11/30/2011	887,850.0	15,722,147,311	0.00565%
	11/30/2012	645,175.0	15,722,147,311	0.00410%
	12/02/2013	715,299.0	15,722,147,311	0.00455%
	12/01/2014	903,038.0	15,722,147,311	0.00574%
	12/01/2015	583,155.0	15,722,147,311	0.00371%
	12/01/2016	640,888.0	15,722,147,311	0.00408%
	12/01/2017	619,168.0	15,722,147,311	0.00394%
	02/22/2018	229,367.0	15,722,147,311	0.00146%
Board of Officers	12/03/2018	370,643.0	15,722,147,311	0.00236%
	03/30/2009	318,375.0	15,722,147,311	0.00203%
	08/28/2009	2,412,465.0	15,722,147,311	0.01534%
	03/30/2010	179,485.0	15,722,147,311	0.00114%
	11/30/2010	964,350.0	15,722,147,311	0.00613%
	06/27/2011	1,834,010.0	15,722,147,311	0.01167%
	11/30/2011	1,030,180.0	15,722,147,311	0.00655%
	12/21/2011	154,390.0	15,722,147,311	0.00098%
	11/30/2012	207,760.0	15,722,147,311	0.00132%
	12/20/2012	79,590.0	15,722,147,311	0.00051%
	12/02/2013	199,325.0	15,722,147,311	0.00127%
	12/19/2013	82,164.0	15,722,147,311	0.00052%
	12/01/2014	323,084.0	15,722,147,311	0.00205%
	12/01/2015	569,590.0	15,722,147,311	0.00362%
	12/22/2015	769,838.0	15,722,147,311	0.00490%
	12/01/2016	1,043,741.0	15,722,147,311	0.00664%
	12/22/2016	292,226.0	15,722,147,311	0.00186%
	02/10/2017	454,902.0	15,722,147,311	0.00289%
	12/01/2017	1,661,228.0	15,722,147,311	0.01057%
	02/22/2018	550,481.0	15,722,147,311	0.00350%
	12/03/2018	1,391,689.0	15,722,147,311	0.00885%

  (1)            When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

  (2)            According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

  13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2018	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Number of members	10.67	10.67	13.00	10.67	13.00	10.67	10.67	10.67	13.00	10.67
Nº of members receiving compensation	1	3	1	2	1	6	1	1	4	7
Grant Date	03/30/09	08/28/09	03/30/10	03/30/10	08/19/10	11/30/10	06/27/11	06/27/11	11/30/11	11/30/11
Options not qualified for exercise	-	-	-	-	-	-	-	-	-	-
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	318,375	2,412,465	852,850	179,485	58,050	964,350	239,295	1,594,715	887,850	1,030,180
Maximum term for exercise	03/30/19	08/28/19	03/30/20	03/30/20	08/19/20	11/30/20	03/30/19	08/28/19	11/30/21	11/30/21
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	0.44	2.26	2.26	7.47	9.36	10.11	10.11	11.97	11.97
Fair value of options on the last day of the fiscal year	15.38	14.94	13.12	13.12	7.70	5.97	5.23	5.20	4.37	4.37
Fair value of the total of options on the last day of the fiscal year	4,896,298.96	36,044,761.76	11,185,223.55	2,353,965.94	447,082.31	5,760,085.36	1,251,410.30	8,287,606.33	3,878,308.57	4,500,034.83

12/31/2018 Cont I	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Number of members	10.67	10.67	13.00	10.67	10.67	13.00	10.67	10.67	13.00	10.67
Nº of members receiving compensation	1	1	4	3	1	5	4	1	7	4
Grant Date	12/21/11	12/21/11	11/30/12	11/30/12	12/20/12	12/02/13	12/02/13	12/19/13	12/01/14	12/01/14
Options not qualified for exercise	-	-	-	-	-	-	-	-	-	-
Number of Options	-	-	-	-	-	715,299.00	199,325.00	82,164.00	903,038.00	323,084.00
Date on which they may be exercised	-	-	-	-	-	12/02/18	12/02/18	12/19/18	12/01/19	12/01/19
Maximum term for exercise	-	-	-	-	-	12/02/23	12/02/23	12/19/23	12/01/24	12/01/24
Lock-up Period	-	-	-	-	-	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	17.56	17.56	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	-	-	-	-	-	2.70	2.70	2.96	3.28	3.28
Options qualified for exercise	-	-	-	-	-	-	-	-	-	-
Number of Options	89,730	64,660	645,175	207,760	79,590	-	-	-	-	-
Maximum term for exercise	08/28/19	03/30/20	11/30/22	11/30/22	12/20/22	-	-	-	-	-
Lock-up Period	N/A	N/A	N/A	N/A	N/A	-	-	-	-	-
Weighted average exercise price	13.42	13.42	17.20	17.20	17.84	-	-	-	-	-
Fair value of options on the last day of the fiscal year	2.43	2.77	2.46	2.46	2.29	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	217,754.46	178,822.44	1,585,660.17	510,616.12	181,997.93	1,928,290.19	537,336.75	242,799.26	2,957,925.32	1,058,270.36

12/31/2018 Cont II	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Number of members	13.00	10.67	10.67	13.00	10.67	10.67	10.67	13.00	10.67	13.00
Nº of members receiving compensation	7	7	2	6	8	1	1	7	8	1
Grant Date	12/01/15	12/01/15	12/22/15	12/01/16	12/01/16	12/22/16	02/10/17	12/01/17	12/01/17	02/22/18
Options not qualified for exercise	-	-	-	-	-	-	-	-	-	-
Number of Options	583,155.00	569,590.00	769,838.00	640,888.00	1,043,741.00	292,226.00	454,902.00	619,168.00	1,661,228.00	229,367.00
Date on which they may be exercised	12/01/20	12/01/20	12/22/20	12/01/21	12/01/21	12/22/21	02/10/22	12/01/22	12/01/22	02/22/23
Maximum term for exercise	12/01/25	12/01/25	12/22/25	12/01/26	12/01/26	12/22/26	02/10/27	12/01/27	12/01/27	02/22/28
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	18.64	18.64	18.00	17.15	17.15	16.34	16.89	20.56	20.56	22.40
Fair value of options on the last day of the fiscal year	3.13	3.13	3.31	3.80	3.80	4.04	3.93	3.25	3.25	2.98
Options qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	1,827,146.00	1,784,644.04	2,547,395.02	2,438,239.84	3,970,882.41	1,181,784.48	1,785,832.26	2,014,212.77	5,404,133.69	683,437.01

12/31/2018 Cont III	Board of Officers	Board of Directors	Board of Officers
Number of members	10.67	13.00	10.67
Nº of members receiving compensation	1	7	8
Grant Date	02/22/18	12/03/18	12/03/18
Options not qualified for exercise	-	-	-
Number of Options	550,481.00	370,643.00	1,391,689.00
Date on which they may be exercised	02/22/23	12/03/23	12/03/23
Maximum term for exercise	02/22/28	12/03/28	12/03/28
Lock-up Period	N/A	N/A	N/A
Weighted average exercise price	22.40	16.92	16.92
Fair value of options on the last day of the fiscal year	2.98	4.23	4.23
Options qualified for exercise	-	-	-
Number of Options	-	-	-
Maximum term for exercise	-	-	-
Lock-up Period	-	-	-
Weighted average exercise price	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-
Fair value of the total of options on the last day of the fiscal year	1,640,249.43	1,569,229.04	5,892,135.53

   (1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

  (2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

  13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Board of Officers in the last three fiscal years:

  December 31, 2018

(i)	Board of Directors	Board of Officers
No. of members	13.00	10.67
No. of members receiving compensation	4.00	8.00
Options exercised	-	-
Number of shares	1,392,135	1,551,470
Weighted average exercise price	R$ 6.26	R$ 11.35
Difference between the exercise price and the market value of the shares resulting from the options exercised	17,188,301	14,756,426
Shares transferred	-	-
Number of shares transferred	301,074	91,835
Weighted average acquisition price	17.69	17.69
Difference between the acquisition price and the market value of the shares acquired	1,423,478	434,196

  (i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

  December 31, 2017

	Board of Directors	Board of Officers
No. of members	13	11
No. of members receiving compensation	3	8
Options exercised	-
Number of shares	989,925	849,860
Weighted average exercise price	R$ 0.78	R$ 7.54
Difference between the exercise price and the market value of the shares resulting from the options exercised	19,983,774	9,079,088
Shares transferred	-
Number of shares transferred	477,306	142,254
Weighted average acquisition price	14.40	14.40
Difference between the acquisition price and the market value of the shares acquired	1,388,960	413,959

  December 31, 2016

	Board of Directors	Board of Officers
No. of members	12	11
Nº of members receiving compensation	2	7
Options exercised	-
Number of shares	2,582,100	351,600
Weighted average exercise price	R$ 0.41	R$ 3.55
Difference between the exercise price and the market value of the shares resulting from the options exercised	46,902,330	5,238,260
Shares transferred	-
Number of shares transferred	487,256	848,540
Weighted average acquisition price	9.17	9.17
Difference between the acquisition price and the market value of the shares acquired	4,935,903	8,595,710

  13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

  a. pricing model:

  The fair value of the options granted under the Option Plan (including the ones received by the Company under the Migration Program described in item 13.4 above, duly adjusted) is determined based on Hull Binomial Pricing Model. The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

  In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable.

  For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

  b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate:

  Calculation date

  According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

  Weighted average price of shares

  The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

  Exercise price

  Programs from 2008 to 2010

  Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

  In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

  Programs from 2010 to 2018

  The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

  Expected volatility

  The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

  Duration of options

  Programs from 2008 to 2010

  According to the option granting model used by the Company, the options belonging to the lots named A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

  Programs from 2010 to 2018

  Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, as a compensation to the delivery of the shares, therefore, having a term of up to ten years.

  Expected dividends (dividends distribution rate)

  The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

  However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

  Risk-free interest rate

  The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

  For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2016, 2017 and 2018:

  OPTION PRICING MODEL

Assumptions	2018(i)
Pricing Model	Hull Binomial
Fair value of options granted	5.62
Share price	18.04
Exercise price	18.04
Expected volatility	26.2%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	9.6%

Assumptions	2017(i)
Pricing Model	Hull Binomial
Fair value of options granted	6.51
Share price	19.80
Exercise price	19.80
Expected volatility	26.7%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	10.1%

Assumptions	2016(i)
Pricing Model	Hull Binomial
Fair value of options granted	6.21
Share price	17.18
Exercise price	17.18
Expected volatility	27.0%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate(ii)	12.4%

  (i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

  (ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

  c. method used and assumptions made to incorporate the expected effects of early exercise of options:

  Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants would be a more appropriate way to estimate future behavior, however Option Plan, which received, under the Migration Program, the programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option. Given the abovementioned situation, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

  d. how the expected volatility is determined:

  For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

  e. has any other characteristic of the option been incorporated to the determination of its fair value:

  Other characteristics were not incorporated in the measurement of the fair value of the options.

  13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body:

  Instruments issued by Ambev – 12/31/2018

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	36,892,828	905,717	6,505,483	44,304,028
Board of Officers	5,984,800	3,543,391	14,518,873	24,047,064
Fiscal Council	7,225	0	0	7.225
Total	42,884,853	4,449,108	21,024,356	68,358,317

  Instruments issued by AB Inbev – 12/31/2018

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	1,596,071	565,237	12,738,422	14,899,730
Board of Officers	559,123	63,218	5,003,490	5,625,831
Fiscal Council	0	0	0	-
Total	2,155,194	628,455	17,741,912	20,525,561

  13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Board of Officers:

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	13.00	10.67
Nº of members receiving compensation	6.00	10.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	2	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 29,864,153.11	R$ 6,177,720.31
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 899,292.27	R$ 849,976.37
Possibility of and conditions to early redemption

  Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

  Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

  13.11. Compensation of the Board of Directors, Board of Officers and Fiscal Council in the last three fiscal years:

  12/31/2018

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.33	8,659,261.70	484,455.99	1,731,069.60
Fiscal Council	5.58	5.58	425,508.48	212,754.24	320,518.21
Board of Officers	10.67	10.67	12,177,219.57	2,120,323.95	3,792,066.84

  12/31/2017

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	9.00	10,292,851.37	412,360.99	2,162,467.67
Fiscal Council	6.00	6.00	412,360.99	206,180.50	309,270.83
Board of Officers	11.00	11.00	14,065,113.97	2,466,975.34	4,801,134.36

  12/31/2016

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	8,304,164.90	390,081.07	1,970,632.67
Fiscal Council	6.00	6.00	390,081.07	133,813.92	296,155.67
Board of Officers	11.00	11.00	14,930,055.45	1,217,949.83	3,648,144.26

  Notes:

Board of Officers
12/31/2018

  - The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.67 members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

12/31/2017

  - The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11 members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

12/31/2016

  - The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11 members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2018

  - The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8,33  members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

12/31/2017

  - The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

12/31/2016

  - The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

  - Includes stock-based compensation of the Company and of the Controlling Company.

  - The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2018	- It was considered the 2.58 full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2017	- It was considered the three full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2016	- It was considered the three full members and the three alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

  13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

  There are no contractual arrangements, administrators' liability insurance policies (D & O), or other instruments that structure compensation mechanisms or indemnification for administrators for the hypothesis of removal from office or retirement specifically.

  As stated on item 12.11 of the Reference Form, the Company has Civil Liability Insurance of Directors and Officers (D & O), contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 18, 2018 to November 18, 2019, with premium value of approximately US$ 32 mil, for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the Directors and/or Officers of the Company, during or after their respective mandates, up to the amount of US$ 25 million.

  For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form.

  13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Board of Officers and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

  December 31, 2018

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	484,455.99	14,425,580.00	3
Fiscal Council	-	-	1,789,560.00	-
Board of Officers	-	-	40,448,713.00	-
Total	5.00	484,455.99	56,663,853.00	1

  December 31, 2017

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	690,908.00	19,462,209.00	4
Fiscal Council	-	-	1,855,625.00	-
Board of Officers	-	-	52,812,478.00	-
Total	6.00	690,908.00	74,130,312.00	1

  December 31, 2016

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	780,162.14	12,215,136.48	6
Fiscal Council	-	-	1,776,934.08	-
Board of Officers	-	-	40,129,587.03	-
Total	5.00	780,162.14	54,121,657.59	1

  13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Board of Officers or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

  There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

  13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Board of Officers and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

  Fiscal Year ended December 31, 2018 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	143,434,692.69	4,960,234.61	-	148,394,927.30
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

  Fiscal Year ended December 31, 2017 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	105,107,234.59	6,494,841.30	-	111,602,075.89
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

  Fiscal Year ended December 31, 2016 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	56,083,356,67	9,776,078,67	-	65,859,435.34
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

  (i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

  (ii) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

  13.16. Other relevant information:

  As described on item 13.4 above, Company received through the Migration Program certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the beneficiary’s relationship with the Company for the term of five years as of the date of exercise (restricted shares). Given the Migration Program, and the subsequent approval of options programs in the same manner by the Company, we present at the charts below the same information required for options with immediate exercise and five years lock up regarding the restricted shares as open of the Board of Directors and Board of Officers at the end of the last fiscal year.

12/31/2018	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
No. of members	2.00	4.00	2.00	6.00	2.00	8.00	2.00
Stock Options	-	-	-	-	-	-	-
Grant date	03/28/2014	03/28/2014	03/30/2015	03/30/2015	03/30/2016	03/30/2016	03/30/2017
Number of options granted	126,594	30,569	40,490	596,384	74,248	198,942	2,245
Number of shares transferred upon the exercise of options during the lock up period	327,562	109,316	108,367	234,005	198,456	883,597	10,810
Lock up period of restricted shares	03/28/2019	03/28/2019	03/30/2020	03/30/2020	03/30/2021	03/30/2021	03/30/2022
Weighted average exercise price:	16.870	16.870	18.430	18.430	18.250	18.250	17.210
Fair value of restricted shares on exercise date	5,525,970.94	1,844,160.92	1,997,203.81	4,312,712.15	3,621,822.00	16,125,645.25	186,040.10
Fair value of restricted shares on the last day of the fiscal year	5,037,903.56	1,681,280.08	1,666,684.46	3,598,996.90	3,052,253.28	13,589,721.86	166,257.80
Dilution after exercise of restricted shares	0.002083%	0.000695%	0.000689%	0.001488%	0.001262%	0.005620%	0.000069%

  As described on item 13.4, the members of the Company's management are eligible to receive Restricted Shares subject to the Share Plan. We present on the table below information on the Restricted Shares granted to the Board of Directors and to the Board of Officers within the scope of the Share Programs approved by the Board of Directors and with vesting periods still in progress at the end of the last fiscal year:

31/12/2018	Board of Directors	Board of Officers	Board of Officers
Total No. of members	2,00	8,00	3,00
Stock Options	-	-	-
Grant date	03/29/2018	03/29/2018	12/03/2018
Number of options granted	86,898	219,031	-
Number of shares transferred upon the exercise of options during the lock up period	271,332	744,821	1,342,022
Lock up period of restricted shares	03/29/2023	03/29/2023	03/29/2023
Weighted average exercise price:	22.340	22.340	22.340
Fair value of restricted shares on exercise date	6,061,556.88	16,639,301.14	29,980,771.48
Fair value of restricted shares on the last day of the fiscal year	4,173,086.16	11,455,346.98	20,640,298.36
Dilution after exercise of restricted shares	0.001726%	0.004737%	0.008536%

  As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

  The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2018	Board of Officers	Board of Officers	Board of Officers	Board of Officers
No. of members	2.00	1.00	1.00	1.00
Grant date	12/15/2010	12/20/2012	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	228,342	71,483	245,457	245,457
Share quotation on grant date	9.72	17.84	18.00	18.00
Lock up period regarding share appreciation rights	12/15/2020	12/20/2022	12/22/2020	12/22/2025

  ***

  Exhibit B – Restated By-laws

  “AMBEV S.A.

  CNPJ/ME [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

  NIRE [Corporate Registration Identification Number] 35.300.368.941

  BY-LAWS

  CHAPTER I

  NAME, HEADQUARTERS, PURPOSE AND DURATION

   Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

  Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

  Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

  a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

  b)      the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

  c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

  d)      the packaging and wrapping of any of the products belonging to it or to third parties;

  e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

  f)       the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

  g)      the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

  h)      the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

  i)         the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

  j)        the importation of anything necessary for its industry and trade;

  k)   the exportation of its products;

  k)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

  l)        the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

  m)    printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

  Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

  Article 4 – The Company is established for an indeterminate term.

  CHAPTER II

  CAPITAL STOCK AND SHARES

  Article 5 – The capital stock is of R$~~57,614,139,847.33~~57,798,844,242.20, divided into ~~15,717,615,419~~ 15,726,842,297 nominative common shares, without par value.

  Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

  Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

  Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

  Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

  Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

  Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

  Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

  Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

  CHAPTER III

  SHAREHOLDERS’ MEETINGS

  Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

  Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

  Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

  Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

  Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

  CHAPTER IV

  MANAGEMENT OF THE COMPANY

  Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

  Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

  Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

  Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

  Paragraph 4 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

  a)      he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

  b)      he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

  c)      he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

  d)      he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

  e)      he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

  f)       he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

  Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

  SECTION I

  BOARD OF DIRECTORS

  Article 16 – The Board of Directors shall be composed of three (3) to ~~fifteen (15)~~ eleven (11) sitting members, with two (2) to ~~fifteen (15)~~ eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

  Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

  Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

  Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

  Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

  Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

  Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

  Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

  Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

  Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

  Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

  Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

  Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

  Article 21 – The Board of Directors shall resolve on the matters listed below:

  a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

  b)      approve the annual investment budget of the Company;

  c)      approve the three-year strategic plan of the Company;

  d)      elect and dismiss the Company's Officers, and set their attributions;

  e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

  f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

  g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

  h)      appoint the Company's independent auditors;

  i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

  j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

  k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

  l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

  m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

  n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

  o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

  p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

  q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

  r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

  s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

  t)        resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

  u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

  v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

  w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

  x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

  y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

  z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

  Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

  Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

  SECTION II

  BOARD OF EXECUTIVE OFFICERS

  Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

  Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

  Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

  Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

  Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

  Article 24 – It is the Chief Executive Officer’s responsibility to:

  a)         submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

  b)        formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

  c)         supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

  d)        coordinate and oversee the activities of the Board of Executive Officers; and

  e)         exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 25 – It is the Sales Executive Officer’s responsibility to:

  a)         develop the strategic sales planning of the Company;

  b)        be responsible for the management of the commercial team and develop and implement an action model for the sector; and

  c)         exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 26 – It is the People and Management Executive Officer’s responsibility to:

  a)         organize and manage the Company’s human resources; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 27 -  It is the Logistics Executive Officer’s responsibility to:

  a)         establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 28 -  It is the Marketing Executive Officer’s responsibility to:

  a)         be responsible for the direction, planning and control of the marketing area of the Company; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 29 – It is the Industrial Executive Officer’s responsibility to:

  a)         manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

  a)         manage and respond for the budget control of the Company;

  b)        provide managerial and financial information;

  c)         be responsible for the control over the cash flow and financial investments of the Company;

  d)        provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

  e)         maintain the registration of the Company as an openly-held company updated; and

  f)         exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 31 -  It is the General Counsel’s responsibility to:

  a)         establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

  b)        be responsible for the Company’s corporate documents; and

  c)         exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

  a)         coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

  a)         respond for the external communication, as well as the Company’s corporate and governmental relations; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

  a)         respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

  b)        exercise the other prerogatives conferred upon it by the Board of Directors.

  Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

  Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

  Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

  Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

  CHAPTER V

  FISCAL COUNCIL

  Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

  Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

  Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

  Paragraph 3  - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

  Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

  Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

  CHAPTER VI

  FISCAL YEAR, BALANCE SHEET AND RESULTS

  Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

  Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

  Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

  Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

  Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

  Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

  Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

  a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

  b)       the statutory participation of the management, up to the maximum legal limit.

  Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

  Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

  a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

  b)      from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

  c)      an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

  Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

  CHAPTER VII

  LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

  Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

  Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

  Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

  CHAPTER VIII

  GENERAL PROVISIONS

   Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

  Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

  Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

  Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

  Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

  Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

  ***

  SIGNATURE
  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 26, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer